Filed Pursuant to Rule 424(b)(3)
File Number 333-139732

6,060,080 Shares of Common Stock

This prospectus covers the resale of:

•	3,787,550 shares of our common stock, $0.001 par value; and

•	2,272,530 shares of our common stock issuable upon the exercise of Class A warrants.

All of the shares are being sold by the selling shareholders described on page 15 of this prospectus. As further described on page 15, some of the selling shareholders are our affiliates. The selling shareholders will sell their shares of common stock at prevailing market prices, at privately negotiated prices or in any other manner allowed by law. If all of the selling shareholders holding warrants exercised them, we would receive $2,840,662.50. The selling shareholders are not obligated to exercise the warrants. Although we will receive proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of the common stock sold by the selling shareholders.

THIS FILING DOES NOT INVOLVE THE REGISTRATION OF ANY NEW SHARES OF COMMON STOCK. RATHER, THIS FILING UPDATES THE REGISTRATION OF THE COMMON STOCK ORIGINALLY REGISTERED ON FORM SB-2 FILED ON JANUARY 29, 2007. IN ACCORDANCE WITH OUR OBLIGATIONS TO CERTAIN SELLING SHAREHOLDERS, WE ARE OBLIGATED TO MAINTAIN AN EFFECTIVE REGISTRATION STATEMENT FOR A SPECIFIC PERIOD OF TIME.

Our common stock is currently traded on the Over-The-Counter Bulletin Board under the symbol “SHMT”. The last reported sale price on April 3, 2007 was $1.68 per share.

An investment in our securities involves a high degree of risk. You should purchase our securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning at page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 18, 2007.

Inside Front Cover

Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. These securities may be sold only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the effective date of this offering, regardless of the time of delivery of this prospectus or of any sale of the securities. You must not consider that the delivery of this prospectus or any sale of the securities covered by this prospectus implies that there has been no change in our affairs since the effective date of this offering or that the information contained in this prospectus is current or complete as of any time after the effective date of this offering.

Neither we nor the selling shareholders are making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information from this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements. All references in this prospectus to “Shumate”, “we”, “us” or “our” refer to Shumate Industries, Inc., and its subsidiaries, Shumate Machine Works, Inc., and Hemiwedge Valve Corporation, unless the context otherwise indicates.

Company Overview

We are a Texas-based energy field services company that incorporates new technologies to bring products to market, leveraging our existing infrastructure, expertise and customer channels. We operate through two wholly-owned subsidiaries.

Through our subsidiary, Shumate Machine Works, Inc., we manufacture products, parts, components, and assemblies for our customers designed to their specifications. We use state of the art 3-D modeling software and computer numeric-controlled machinery to produce these products. Included in the products we produce are expandable tubing manufacturing launchers and liner hangers for oil and gas field service applications, blowout preventers, top drive assemblies and sub-assemblies, directional drilling products, exploration products for research and development, natural gas measurement equipment, control and check valves, and sub-sea control equipment.

Through our subsidiary, Hemiwedge Valve Corporation, we are developing a valve product line that we believe will be superior to traditional butterfly, ball and gate valves which are commonly utilized in the industrial valve markets. Relevant to our Hemiwedge® Cartridge valve’s target market focus of flow control, sub-sea high pressure and down-hole isolation valves, traditional valves have designs producing higher failure rates, longer supply disruptions from downtime and maintenance, and higher actuation costs.

We believe our technology has three primary value propositions for the marketplace:

•	reduced supply disruption from a rapid replacement using our cartridge design system,

•	increased reliability from its design, and

•	reduced actuation costs from the reduced torque needed to actuate the valve.

Over the last three years, we have tested internally our Hemiwedge® valve technology, engineered and designed our product line and built a global supply chain. We intend to market this technology in three ways: 1) the launch of our surface level product, known as the Hemiwedge® Cartridge valve, targeting flow control applications with mid-stream companies including pipeline operators starting in the fourth quarter 2006, 2) licensing our sub-sea high pressure Hemiwedge® valve product used in chemical injection applications on the ocean floor to an existing sub-sea services company, which we believe could be concluded by early 2007, and 3) developing and manufacturing our down-hole isolation valve product, known as the Hemiwedge® DIV, to be used in drilling applications, distributed by At Balance Americas, LLC estimated by 2008.

In July 2006, we entered into an agreement with At Balance Americas, LLC (“@Balance”), a Houston-based Managed Pressure Drilling (“MPD”) services company. @Balance is a wholly-owned subsidiary of Shell Technology Ventures, a leading energy-focused venture capital firm with offices in Houston, Texas. The agreement provides us with funding of up to $1.4 million and expertise to develop a down-hole isolation valve or (“DIV”) using Shumate’s Hemiwedge® valve technology. Upon completion of the development milestones outlined in the agreement, we have agreed to enter into an exclusive world-wide distribution agreement of our Hemiwedge® DIV product with @Balance which will be used in their MPD services. We believe MPD will become a dominate drilling technique world wide as it increases recovery of hydrocarbons and improves productivity by eliminating the damaging effects of conventional over-balanced drilling and heavy weight drilling muds. In connection with this agreement, we granted @Balance and its parent company Shell Technology Ventures a right of first refusal, subject to the rights of our February 2006 private placement investors, to participate in financing that we commence until July 2008. Upon the signing of a distribution agreement at the conclusion of the development agreement, we also agreed to issue to @Balance 10 year-term warrants to purchase our common stock. The number of warrants issued is determined by dividing the total amount funded by @Balance for development of the DIV product by $3.00. Each such warrant shall be exercisable into shares of common stock at $3.00 per share.

In October 2005, we completed a significant restructuring of our debt with our primary lender, Stillwater National Bank.

Our revenues for the fiscal year ended December 31, 2006, grew to $7,719,882 million, a 55.5% increase over revenues earned during the fiscal year ended December 31, 2005. During the last fiscal year, increases in commodity prices, particularly in the energy sector, fueled increased activity levels in the energy field services industry. This, in turn, resulted in increased demand for our products from our existing customers.

Our Strategy

Our mission is to leverage our existing infrastructure, expertise, and customer channels to expand our business and to bring our new valve technology to the marketplace.

Our strategy for growing our operations includes:

•	expanding our contract machining and manufacturing business by capturing more revenue per customer, by raising prices, as appropriate and by choosing higher margin production work;

•	launching and growing our proprietary new Hemiwedge® Cartridge valve product line;

•	using strategic alliances to leverage our valve technology into other market segments where we have little or no expertise;

•
leveraging our manufacturing infrastructure, market presence, and personnel by acquiring other technology-oriented products in the energy field services market, although we are not currently engaged in negotiations to acquire any new technologies; and

•
growing through the acquisition of niche-oriented businesses and product lines that would complement our existing business lines. Although we are not currently engaged in negotiations for the acquisition of any business.

Our Markets

The energy field services market is comprised of several market segments including oil & gas field services, pipeline and transportation, process controls, fluid management and controls, sub-sea, refining, and maintenance services for these areas. We currently manufacture products, spare parts, and assemblies for the oil & gas field services market segment. With our new Hemiwedge® Cartridge valve product line, we intend to expand into process controls, which is sometimes known as the energy flow control market. We may also expand into other areas of the energy field services market to pursue growth strategies that complement and/or leverage our current business and expertise.

Contract Machining and Manufacturing - Shumate Machine Works

The dollar size of the United States (U.S.) oil & gas field services market can be measured by the U.S. drilling and completion activity spending and the total U.S. well service and work-over spending. In its March 2007 Drilling and Production Outlook report, Spears and Associates, a leading energy market research firm, stated that U.S. drilling and completion spending was $125.2 billion for 2006, up 47% from the year 2005, and that U.S. well service and work-over or production spending was $15.9 billion in 2006, up 3% from 2005.

Valve Product Technology - Hemiwedge Valve Corporation

We believe that the industrial valve market is large and growing. According to a recent report from The McIlvaine Company, the dollar value of industrial valve shipments in 2006 was projected at approximately $8.2 billion in the United States, up almost 4% from 2005, and $43.4 billion worldwide, up approximately 5% from 2005.

Neither the Spears and Associates report nor the McIlvaine Company report was prepared for us nor has either company consented to the use of this information in our report; rather, these reports are available for public use.

“Going Concern” Status

Our independent auditor has noted in its report concerning our financial statements as of December 31, 2006 that we have incurred recurring losses from operations and have a working capital deficiency, which raises substantial doubt about our ability to continue as a going concern. As shown in the consolidated financial statements included in this prospectus, we have incurred recurring losses from operations of $2,553,836 and $3,017,593 in 2006 and 2005, respectively, and has an accumulated deficit of $19,876,997, and working capital of $338,874 as of December 31, 2006. We cannot assure you that we will achieve operating profits in the future.

Corporate Information

We maintain our principal offices at 12060 FM 3083, Conroe, Texas 77301. Our telephone number at that address is (936) 539-9533 and our facsimile number is (936) 539-9396. The address of our website on the internet is www.shumateinc.com. Information included on our website is not part of this prospectus.

Information Related to Reverse Stock Split

On October 19, 2005 we effected a 1-for-7 reverse split of our common stock. Unless otherwise indicated, all discussions included in this prospectus relating to the outstanding shares of our common stock, including common stock to be issued upon the exercise of outstanding warrants and options, refer to post-split shares. As of the date of this prospectus, we had issued and outstanding 20,119,513 shares of common stock, $0.001 par value.

February 2006 Private Placement

On February 22, 2006, we sold 3,333,333 shares of our common stock to institutional and accredited retail investors in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. First Montauk Securities Corporation, acted as placement agent in connection with the sale of 2,500,000 shares of common stock and we placed the remaining 833,333 shares of common stock. First Montauk received $165,000 in commissions and 250,000 warrants to purchase shares of our common stock at an exercise price of $0.63 per share. We also paid legal fees of $10,000 to counsel for First Montauk. We received net proceeds from this offering of approximately $1,810,000 after the payment of commissions, fees, and other expenses of the offering.

December 2006 Private Placement

Between October 30, 2006 and December 14, 2006, we sold 3,787,550 shares of our common stock and 1,893,775 Class A Warrants to purchase shares of our common stock to institutional and accredited retail investors in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. First Montauk Securities Corporation, acted as placement agent in connection with the sale of the securities. First Montauk received $416,630 in commissions and 378,755 warrants to purchase shares of our common stock at an exercise price of $1.25 per share. We also paid legal fees of $22,500 to counsel for First Montauk. We received net proceeds from this offering of approximately $3,350,000 after the payment of commissions, fees, and other expenses of the offering.

On March 14, 2007, we agreed to issue new Class B Warrants to any holder of Class A Warrants who exercised all or a portion of their Class A Warrants by no later than 5:00 p.m. Central Daylight Time on March 31, 2007. The Class A Warrants have an exercise price of $1.25 per share. As of March 31, 2007, an aggregate of 536,300 Class A Warrants were exercised for gross proceeds of $670,000. We issued an aggregate of 536,300 shares of our common stock and 536,300 Class B Warrants in connection therewith and will pay to First Montauk a warrant exercise fee of $16,750, or 2.5% of the aggregate proceeds received by us. The Class B Warrants have a term of five years and an exercise price of $2.00 per share. The shares underlying the Class B Warrants include piggy-back registration rights, subject to customary underwriter cutbacks. If the common stock underlying the Class B Warrants is not registered by March 31, 2008, the holders will be entitled to exercise the Class B Warrants on a cashless basis at any time that there is not an effective registration statement covering the resale of the common stock underlying the Class B Warrants.

SUMMARY OF THE OFFERING

Company:	Shumate Industries, Inc.

Securities Offered:	3,787,550 shares of Common Stock and 2,272,530 shares of common stock underlying warrants, each of which are exercisable at $1.25 per share.

Proceeds
We will not receive any proceeds from the sale of the Common Stock sold by the selling shareholders hereunder. We will, however, receive proceeds upon the exercise of the warrants which, if all such warrants are exercised in full, would be $2,840,662.50. The selling shareholders are under no obligation to exercise their warrants. Proceeds, if any, received from the exercise of warrants will be used for general corporate purposes.

Risk Factors	See the section titled “Risk Factors” below.

SUMMARY FINANCIAL INFORMATION

In the table below we provide you with historical selected consolidated financial data for the two years ended December 31, 2006 and 2005, derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read along with it the historical consolidated financial statements and related notes and “Management's Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Year Ended December 31, (audited)
	2006	2005
Statements of Operations Data

Revenues	$7,719,882	$4,964,544
Costs and Expenses	10,273,718	7,982,137
Loss from Operations	(2,553,836)	(3,017,593)
Other Income (Expense)	1,244,705	3,158,782
Net Income (Loss) From Continuing Operations	(1,309,131)	141,189

Per Common Share Data

Basic net income per share	$(0.09)	$0.33
Diluted net income per share	$(0.09)	$0.31

Basic net income (loss) per share resulting from continuing operations	$(0.09)	$0.02
Diluted net income (loss) per share resulting from continuing operations	$(0.09)	$0.02

Basic net income per share resulting from discontinued operations	—	$0.31
Diluted net income per share resulting from discontinued operations	—	$0.28

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase our common stock. The risks and uncertainties described below are those that we currently believe may materially adversely affect our company. Additional risks and uncertainties may also impair our business operations. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the trading price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS OPERATIONS

Our business might fail, even after our 2005 restructuring.

Although we completed a restructuring of our debt in October 2005, and although we have increased revenues in each of the last three years, we have still incurred operating losses in each of the last three fiscal years. Our ability to become profitable will depend upon several factors, including whether we can continue to increase our revenues in Shumate Machine Works, Inc., and whether our Hemiwedge® valve products are successful in the marketplace. We cannot estimate with any certainty the long-term demand for our products and services or the degree to which we will meet that demand. If demand for our products and services does not increase, or if the market for our products and services declines, we may not be able to earn enough revenue to generate profits from operations or positive cash flow.

We may be unable to continue as a going concern in which case our securities will have little or no value.

Our independent auditor has noted in its report concerning our financial statements as of December 31, 2006 that we have incurred recurring losses from operations and have a working capital deficiency, which raises substantial doubt about our ability to continue as a going concern. We have incurred recurring losses from operations of $2,553,836 and $3,017,593 in 2006 and 2005, respectively, we have an accumulated deficit of $19,876,997, and working capital of $338,874 as of December 31, 2006. These conditions raise substantial doubt as to our ability to continue as a going concern. We cannot assure you that we will achieve operating profits in the future.

We have substantial indebtedness outstanding, and our operations are significantly leveraged. If we are unable to repay our debt obligations in a timely fashion, it could have a material adverse effect on our business and prospects.

In order to finance our operations we have incurred substantial indebtedness, including the debt with Stillwater National Bank which consists of a line of credit, a term loan, and a convertible note. As of December 31, 2006, we owed total indebtedness of approximately $4,302,000 (not including accrued interest) to Stillwater National Bank, our senior lender, Soderberg Research and Development, the note payable from our acquisition of the Hemiwedge® intellectual property in December 2005 and various lenders such as a premium finance note for the annual premium of $51,000 for our directors and officers liability policy. Although our cash flows from operations are currently sufficient to service our debt obligations, we may not be able to continue to service our debt in the future. If we were unable to service our debt in the future and failed to pay our debt obligations in a timely fashion, we will be in default under one or more of our loan agreements. If we default on our loan obligations with Stillwater National Bank, Stillwater National Bank could exercise its rights and remedies under the loan agreement, which could include seizing all of our assets. Any such action would have a material adverse effect on our business and prospects.

We will likely need to finance our operations and a full-scale launch of the Hemiwedge® products through additional bank borrowings under our existing line of credit or other capital financings. If we are unable to obtain additional capital, we may not be able to adequately fund our Hemiwedge Valve Corporation subsidiary or continue our business.

We had working capital of $338,874 as of December 31, 2006. Currently, we do not believe that we will be able to fund our operations, working capital requirements, and debt service requirements throughout the 2007 fiscal year from existing working capital, available borrowings and cash flows generated from operations. We believe we will need to obtain a larger line of credit for inventory and accounts receivable financing resulting from the launch of our Hemiwedge® product. Under our current line of credit, we may not borrow against Hemiwedge accounts receivable or inventory. We cannot guarantee you that we will be able to obtain a larger line of credit.

We currently have a $1,000,000 secured revolving line of credit facility with Stillwater National Bank. This loan is subject to a borrowing base that is computed on our qualifying accounts receivable and inventory. The outstanding balance on this line of credit was approximately $778,916 on December 31, 2006, which, at the time, $847,638 was the approximate maximum allowed due to the amount of the qualifying accounts receivable and inventory, also referred to as our borrowing base. The outstanding balance on the line of credit and the borrowing base fluctuate based on our available working capital and our qualifying accounts receivable and inventory. As such, we may not have the ability to borrow additional funds on this line of credit.

In the event we seek to expand the rate of Hemiwedge® Cartridge valve’s growth and scale up of the product line, or in the event that our cash flows from operations are insufficient to fund our operations, working capital requirements, and debt service requirements, we would need to raise additional capital, either by borrowing more money, if possible, or by selling our securities or seeking out joint venture opportunities. Any material additional borrowing or significant capital expenditures require the written consent of our lender, Stillwater National Bank. We may not be successful in raising additional financing as and when we need it. If we are unable to obtain additional financing in sufficient amounts or on acceptable terms, our operating results and prospects could be adversely affected.

The majority of our revenues are generated from a small number of customers, and our results of operations and cash flows will be adversely affected if any of our major customers either fail to pay on a timely basis or cease to purchase our products.

In 2006, two of our customers accounted for approximately 77% of our sales. At December 31, 2006, two customers accounted for approximately 49% of our trade accounts receivable balance. This trend is continuing in the 2007 fiscal year. These customers do not have any ongoing commitment to purchase our products and services. We generally do not require collateral from our customers, although we do perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses which, when realized, have been within the range of our expectations. If one or more of our major customers stops purchasing our products or defaults in its obligation to pay us, our results of operations as well as our cash flows will be adversely affected.

Our Hemiwedge Valve Corporation subsidiary is an early stage company with no significant operating history.

One of our subsidiaries, Hemiwedge Valve Corporation, is an early stage company that has not had significant operations. Its primary business purpose is to develop, manufacture, and market a new valve product line called the Hemiwedge® valve. The Hemiwedge® Cartridge valve, our surface level valve targeting the flow control market, was launched in December 2006. Other applications of the Hemiwedge® technology are still in the engineering, design, and development stage. This subsidiary only began generating product revenue in the late fourth quarter of 2006 and has incurred losses since its formation. As an early stage company, the prospects for Hemiwedge Valve Corporation are subject to all of the risks, uncertainties, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business. We expect that unanticipated expenses, problems, and technical difficulties may occur which would result in material delays in the development of the Hemiwedge® valve. We may not be able to successfully implement our plans for Hemiwedge Valve Corporation and achieve a significant level of operations.

If we do not successfully commercialize the Hemiwedge® valve product, we may never achieve profitability in this subsidiary.

We have incurred substantial expenses to acquire and fund the development of our Hemiwedge® valve product. We only began generating product revenue in the late fourth quarter of 2006 in this subsidiary in connection with the Hemiwedge® Cartridge valve launch in December 2006. Many of our research and development programs for applications of the Hemiwedge® technology are at an early stage. Early stage product lines are subject to inherent risks of failure. These risks include the possibilities that the Hemiwedge® valve may not last as long as the products of our competitors or may not reduce torque as anticipated. Even if the Hemiwedge® valve technology operates as anticipated, it may not be commercially successful. If we are unable to develop the Hemiwedge® product as anticipated, or if the product is successfully developed but not accepted in the marketplace, Hemiwedge Valve Corporation may never be profitable.

Our ability to achieve any significant revenue in Hemiwedge Valve Corporation may depend on our ability to establish effective sales and marketing capabilities.

As a result of the launch of the Hemiwedge® Cartridge valve in the late fourth quarter 2006, we need to build a sales and marketing infrastructure and customer channels which may include independent sales representative firms, distributors and/or employees. If we fail to establish an effective internal marketing and sales force or to make alternative arrangements to have these products marketed and sold by others, our ability to commercialize our valve product line and to enter new or existing markets will be impaired.

The line of credit and term loan we have with Stillwater National Bank contain numerous restrictive covenants which limit management’s discretion to operate our business.

In order to obtain the line of credit and term loan from Stillwater National Bank, we had to agree to certain covenants that place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. The Stillwater line of credit and term loan also require us to meet certain financial ratios and tests and require us to obtain consent from Stillwater National Bank in order to change our senior management. Beginning on March 31, 2006, these covenants imposed certain requirements in our balance sheet liquidity ratio and income statement debt coverage ratio which was tested as of December 31, 2006. For the year ended December 31, 2006, we were not in compliance with these covenants and our lender issued a waiver for the period tested. There can be no assurance that we will be in compliance with these covenants in future periods or that Stillwater National Bank will issue a waiver for any future periods in which we are not in compliance with these covenants. Any failure to comply with the covenants included in the Stillwater National Bank loan agreements could result in an event of default, which could trigger an acceleration of the related debt. If we were unable to repay the debt upon any such acceleration, Stillwater National Bank could seek to foreclose on our assets in an effort to seek repayment under the loans. If Stillwater National Bank were successful, we would be unable to conduct our business as it is presently conducted and our ability to generate revenues and fund our ongoing operations would be materially adversely affected.

The interest rate on a significant portion of our indebtedness varies with the market rate of interest. An increase in the interest rate could have a material adverse effect on our results of operations.

The interest on the line of credit and term loan from Stillwater National Bank is payable monthly at the prime rate plus two percent. The base rates on the line of credit and term loan will fluctuate over time, and if the base rates significantly increase, our interest expense will increase. This would have a material adverse affect on our results of operations. As an example, based on the amounts outstanding under the line of credit and term loan at December 31, 2006, a one percent increase in Stillwater’s prime rate would increase our annual debt service and interest expense by approximately $43,000.

We may not be able to successfully increase our sales. If we do not increase our sales, we may never become profitable.

It is possible that we may be unable to successfully implement any of our strategies to increase sales, including expanding the range of processes and services that we offer, developing long-term partnering relationships with customers, and adding new customers. Our ability to increase our sales will be affected by many factors which are beyond our control, such as falling commodity prices which will decrease demand for our products or the failure of the marketplace to respond positively to our Hemiwedge® valve technology. We cannot assure you that our strategies to increase our sales will be successful. If they are not, we may never become profitable.

We want to develop and/or acquire energy field services products, but we may not have the financial ability to do so.

We are currently seeking opportunities to develop or acquire energy field services products through acquisition or license. We believe acquiring other product lines would leverage our expertise in manufacturing and marketplace knowledge and complement our current contract machining business and customer relationships. However, the energy field services market has numerous manufacturers that are larger than we are and have greater financial resources than we do. Even if we were to acquire or design our own products, it is possible that we may not have the financial capacity to enter this market.

We may not be able to identify quality strategic acquisition candidates, and if we do make strategic acquisitions, we may not be able to successfully integrate their operations.

We may seek to acquire companies or product lines within the energy field services market or a related market. For any acquisition, we will be required to assimilate the operations, products, and personnel of the acquired business and train, retain and motivate its key personnel. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may subject us to liabilities and risks that are not known or identifiable at the time of the acquisition or may cause disruptions in our operations and divert management’s attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. We may have to incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be substantially dilutive to our shareholders. We currently have no agreements or commitments concerning any such additional acquisitions, and we may not be able to identify any companies that satisfy our acquisition criteria.

We face significant competition in our markets.

The energy field services industry, including both the machining and manufacturing industry and the commercial valve industry, is highly competitive. Competition in the sale of our products is primarily based on engineering, product design, process capability, quality, cost, delivery and responsiveness. Many of our competitors are entities that are larger and have greater financial and personnel resources than we do. We also compete with foreign manufacturers that have substantially cheaper labor costs than we do. We may not be able to compete successfully.

Failure to protect our proprietary technology could impair our competitive position.

We have obtained, and are in the process of obtaining, U.S. and foreign patents and patent applications for our Hemiwedge® products. Our success will depend in part on our ability to obtain patent protection for our Hemiwedge® products, preserve our trade secrets, and operate without infringing the proprietary rights of third parties.

Although we place considerable importance on obtaining patent protection for our technologies, products and processes, the enforceability of our patents is uncertain and involves complex legal and factual questions. The applicant or inventors of subject matter covered by patent applications or patents owned by us may not have been the first to invent or the first to file patent applications for such inventions.

Furthermore, enforcement of patents and proprietary rights in many other countries may be problematic or unpredictable. The issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

Due to uncertainties regarding patent law and the circumstances surrounding our patent applications, the pending or future patent applications we own may not result in the issuance of any patents. Existing or future patents owned by us may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. Further, any rights we may have under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.

Litigation or other disputes regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm our ability to operate.

The manufacture, use, or sale of our Hemiwedge® product candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, or fail to successfully defend an infringement action or have the patents we are alleged to infringe declared invalid, we may incur substantial money damages, encounter significant delays in bringing our Hemiwedge® products to market, be precluded from participating in the manufacture, use, or sale of our Hemiwedge® products without first obtaining licenses to do so, or not be able to obtain any required license on favorable terms, if at all. In addition, if another party claims the same subject matter (or subject matter overlapping with the subject matter) that we have claimed in a U.S. patent application or patent, we may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office in order to determine the priority of invention. Loss of such an interference proceeding would deprive us of patent protection sought or previously obtained and could prevent us from commercializing our products. Participation in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable. These additional costs could adversely affect our financial results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our employees, consultants, outside collaborators, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We purchase metals in the open market, and our profitability may vary if prices of metals fluctuate.

The principal raw materials that we use are carbon steel, aluminum, stainless steel, nickel, brass, titanium and various special alloys and other metals. The metals industry as a whole is cyclical, and at times pricing and availability of raw materials in the metals industry can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials, and may, therefore, adversely affect our net sales, operating margin and net income. During periods of rising raw materials pricing, there can be no assurance that we will be able to pass any portion of such increases on to our customers. When raw material prices decline, customer demands for lower prices could result in lower sale prices and, as we use existing inventory, result in lower margins. Changing metal prices could adversely affect our ability to attain profitably.

The oil and gas industry is subject to fluctuations in demand, which results in fluctuations in our results of operations.

Most of our products are sold to oil and gas field services companies that experience significant fluctuations in demand based on economic conditions, energy prices, domestic and international drilling rig counts, consumer demand, and other factors beyond our control. In 2005 and 2006, we experienced increased activity levels driven by increases in energy commodity prices and increased demand for oil field drilling products. However, the increase in demand could be temporary as commodity prices fluctuate daily. Reduced demand for oil field drilling products would result in lower activity levels for our company. These changes can happen very quickly and without forecast or notice, and may have a material adverse effect on our results of operations.

We may need to recruit additional personnel for Hemiwedge Valve Corporation. If we are unsuccessful at attracting qualified personnel, we may be unable to operate the business as planned.

Our success in developing Hemiwedge Valve Corporation may depend on our ability to attract and retain other qualified management, project development, and sales and marketing personnel. We compete for such persons with other companies, some of which have substantially greater capital resources and facilities than we have. Further, demand for such personnel during periods of increased demand for energy products is very strong. We may not be successful in recruiting or retaining personnel of the requisite caliber or in adequate numbers to enable us to conduct the Hemiwedge® business as planned.

Our operations are subject to a number of federal, state, and local regulations relating to the protection of the environment and to workplace health and safety.

Our operations are subject to extensive federal, state, and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure, and other matters. Hazardous materials that we use in our operations primarily include lubricants and cleaning solvents. Our two leased facilities are both located in an industrial area close to properties with histories of heavy industrial use. Although no environmental claims have been made against us and we have not been named as a potentially responsible party by the EPA or any other party, it is possible that we could be identified by the EPA, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs to prove we are not responsible for the environmental damage, or, if we were found to be a responsible party, we could be liable for significant damages.

INVESTMENT RISKS

There is a limited trading market for our shares. You may not be able to sell your shares if you need money.

Our common stock is traded on the Over-The-Counter Bulletin Board, an inter-dealer automated quotation system for equity securities. During the 30 trading days ended March 14, 2007, the average daily trading volume of our common stock was approximately 41,000 shares. As of March 14, 2007, we had approximately 400 record holders of our common stock (not including an indeterminate number of stockholders whose shares are held by brokers in “street name”). There has been limited trading activity in our stock, and when it has traded, the price has fluctuated widely. We consider our common stock to be “thinly traded” and any last reported sale prices may not be a true market-based valuation of the common stock. Stockholders may experience difficulty selling their shares if they choose to do so because of the illiquid market and limited public float for our common stock.

We are subject to the penny stock rules and these rules may adversely affect trading in our common stock.

Our common stock is a “low-priced” security under rules promulgated under the Securities Exchange Act of 1934. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions probably decreases the willingness of broker-dealers to make a market in our common stock, decreases liquidity of our common stock and increases transaction costs for sales and purchases of our common stock as compared to other securities.

Transfers of our securities may be restricted by virtue of state securities “blue sky” laws which prohibit trading absent compliance with individual state laws. These restrictions may make it difficult or impossible to sell shares in those states.

Transfers of our common stock may be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “blue sky” laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions may prohibit the secondary trading of our common stock. Investors should consider the secondary market for our securities to be a limited one.

We have granted a right of first refusal and anti-dilution rights to investors in our December 2006 private placement.

Between October 30, 2006 and December 14, 2006, we sold 3,787,550 shares of our common stock and 1,893,775 Class A Warrants to purchase shares of our common stock to institutional and accredited retail investors in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. We granted the investors in this offering a right of participation, until December 14, 2007, to participate in any subsequent equity financing that we conduct, subject to rights granted to previous investors. This may inhibit our ability to raise additional capital in the future.

In addition, we agreed that the investors in this offering will be entitled to certain anti-dilution rights, so that, subject to certain exceptions, if we sell any shares of our common stock (or securities convertible into common stock or exercisable for shares of common stock) at a purchase price of less than $1.00 per share (or the then-effective purchase price), or with respect to the Class A Warrants and Class B Warrants at less than $1.25 per share, we shall be obligated to adjust, on a full-ratchet basis, the number of shares of common stock issued to the investors in this offering as if the shares of common stock purchased in this offering were purchased at such lower price, or with respect to the Class A Warrants and Class B Warrants we shall be obligated to adjust the exercise price thereof. If shares are issued pursuant to these anti-dilution rights, they would increase the number of shares of our common stock currently outstanding and will dilute the holdings and voting rights of our then-existing shareholders.

There are options and warrants to purchase shares of our common stock currently outstanding.

As of the date of this prospectus, we have outstanding options and warrants to purchase an aggregate of 2,822,256 shares of our common stock to various persons and entities, of which options and warrants to purchase up to 2,298,591 shares of our common stock are currently exercisable. The exercise prices on these options and warrants range from $0.63 per share to $10.50 per share. If issued, the shares underlying options and warrants would increase the number of shares of our common stock currently outstanding and will dilute the holdings and voting rights of our then-existing shareholders.

We have no immediate plans to pay dividends.

We have not paid any cash dividends to date and do not expect to pay dividends for the foreseeable future. In addition, the terms of our line of credit and term loan from Stillwater National Bank prohibit us from declaring or paying dividends or purchasing or redeeming any of our capital stock without the approval of Stillwater National Bank. We intend to retain earnings, if any, as necessary to finance the operation and expansion of our business.

Our officers and directors collectively own a substantial portion of our outstanding common stock, and as long as they do, they may be able to control the outcome of stockholder voting.

Our officers and directors are collectively the beneficial owners of approximately 28% of the outstanding shares of our common stock as of the date of this prospectus. As long as our officers and directors collectively own a significant percentage of our common stock, our other shareholders may generally be unable to affect or change the management or the direction of our company without the support of our officers and directors. As a result, some investors may be unwilling to purchase our common stock. If the demand for our common stock is reduced because our officers and directors have significant influence over our company, the price of our common stock could be materially depressed. The officers and directors will be able to exert significant influence over the outcome of all corporate actions requiring stockholder approval, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions.

We have the ability to issue additional shares of our common stock and shares of preferred stock without asking for stockholder approval, which could cause your investment to be diluted.

Our Certificate of Incorporation authorizes the Board of Directors to issue up to 50,000,000 shares of common stock and up to 10,000,000 shares of preferred stock. The power of the Board of Directors to issue shares of common stock, preferred stock or warrants or options to purchase shares of common stock or preferred stock is generally not subject to stockholder approval. Accordingly, any additional issuance of our common stock, or preferred stock that may be convertible into common stock, may have the effect of diluting your investment.

By issuing preferred stock, we may be able to delay, defer or prevent a change of control.

Our Certificate of Incorporation permits us to issue, without approval from our shareholders, a total of 10,000,000 shares of preferred stock. Our Board of Directors can determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series. It is possible that our Board of Directors, in determining the rights, preferences and privileges to be granted when the preferred stock is issued, may include provisions that have the effect of delaying, deferring or preventing a change in control, discouraging bids for our common stock at a premium over the market price, or that adversely affect the market price of and the voting and other rights of the holders of our common stock.

Our stock price is volatile.

The trading price of our common stock has been and continues to be subject to fluctuations. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, the operating and stock performance of other companies that investors may deem as comparable and news reports relating to trends in the marketplace, among other factors. Significant volatility in the market price of our common stock may arise due to factors such as:

•	our developing business;

•	a continued negative cash flow;

•	relatively low price per share;

•	relatively low public float;

•	variations in quarterly operating results;

•	general trends in the industries in which we do business;

•	the number of holders of our common stock; and

•	the interest of securities dealers in maintaining a market for our common stock.

As long as there is only a limited public market for our common stock, the sale of a significant number of shares of our common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered, and could cause a severe decline in the price of our common stock.

CAUTIONARY STATEMENT REGARDING
FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words including “may,” “could,” “would,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which remain beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in “Risk Factors” and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the results of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of the Common Stock by the selling shareholders. If and when the warrants held by the selling shareholders are exercised, we will receive the proceeds from the exercise of those warrants. If all of the warrants are exercised in full, we may receive up to $2,840,662.50, which we intend to use for working capital and other general corporate purposes.

SELLING SECURITY HOLDERS

The table below sets forth information as of the date hereof to reflect the sale of shares being offered by the selling shareholders. No selling shareholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except for the following: The trustee of the Marshik Family Trust is Francis X. Marshik, one of our directors; the trustee of the Leo B. Womack Family Trust is Leo B. Womack, CPA, one of our directors; and Gunter Maurer is the Vice President of Manufacturing of Hemiwedge Valve Corporation. Because the selling shareholders can offer all, some or none of their shares of our common stock, we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that they will sell all shares covered by this prospectus.

Selling Security Holder(1)	Number of Shares of Common Stock (excluding shares issuable upon conversion of warrants or options) Beneficially Owned	Number of Shares of Common Stock Represented by Warrants or Options Beneficially Owned	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares to be Offered for the Account of the Selling Stockholder	Number of Shares to be Owned after this Offering (2)	Percentage to be Beneficially Owned after this Offering (2) (3)
James C. Whitely	27,650	13,825	41,475	41,475	-0-	-0-
Jeffrey R. Lindenbaum	25,300	12,650	37,950	37,950	-0-	-0-
Charles & Janice Honig	25,000	12,500	37,500	37,500	-0-	-0-
Mitchell D. Lukin	382,600	63,800	510,200	191,400	318,800	1.58%
Rick & Cynthia G. Hutzler	185,646	27,500	240,646	82,500	158,146	*
Mendy Taffel	25,000	12,500	37,500	37,500	-0-	-0-
Steven M. Honig	50,000	25,000	75,000	75,000	-0-	-0-
James Scoroposki	150,000	75,000	225,000	225,000	-0-	-0-

Selling Security Holder(1)	Number of Shares of Common Stock (excluding shares issuable upon conversion of warrants or options) Beneficially Owned	Number of Shares of Common Stock Represented by Warrants or Options Beneficially Owned	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares to be Offered for the Account of the Selling Stockholder	Number of Shares to be Owned after this Offering (2)	Percentage to be Beneficially Owned after this Offering (2) (3)
Terry E. Swift	110,000	55,000	165,000	165,000	-0-	-0-
Baracuda Motors, Inc.(4)	46,000	23,000	69,000	69,000	-0-	-0-
Carol Scibelli	50,000	25,000	75,000	75,000	-0-	-0-
Gunter Maurer	11,000	5,500	22,000	16,500	5,500	*
Leo B. Womack Family Trust(5)	99,298	55,500	154,798	16,500	138,298	*
Francis Jungers Trust(6)	110,000	55,000	220,000	165,000	55,000	*
Paul D. Larson	11,000	5,500	16,500	16,500	-0-	-0-
Matthem K. Kwiatek	25,000	12,500	37,500	37,500	-0-	-0-
Jacqueline McQuade	25,000	12,500	37,500	37,500	-0-	-0-
Paul Alan Larson	45,000	12,500	70,000	37,500	32,500	*
Joel M. Oppenheimer	52,000	5,000	62,000	15,000	47,000	*
Randall O. Jungers	200,000	100,000	400,000	300,000	100,000	*
Stuart Clark	110,000	55,000	220,000	165,000	55,000	*
Bjorn Larson	11,000	5,500	16,500	16,500	-0-	-0-
Karsten Leasing Partners(7)	50,000	25,000	75,000	75,000	-0-	-0-
Robert Karsten	350,000	50,000	400,000	150,000	250,000	1.24%

Selling Security Holder(1)	Number of Shares of Common Stock (excluding shares issuable upon conversion of warrants or options) Beneficially Owned	Number of Shares of Common Stock Represented by Warrants or Options Beneficially Owned	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares to be Offered for the Account of the Selling Stockholder	Number of Shares to be Owned after this Offering (2)	Percentage to be Beneficially Owned after this Offering (2) (3)
Ami Silberman & Karen Johnsgard	50,000	25,000	75,000	75,000	-0-	-0-
Noel Ischy	50,000	25,000	75,000	75,000	-0-	-0-
Lion Partners, Ltd.(8)	208,000	104,000	312,000	312,000	-0-	-0-
Judith Glaser	50,000	25,000	75,000	75,000	-0-	-0-
Marshik Family Trust(9)	258,910	12,000	270,910	36,000	234,910	1.17%
Berg & Berg Enterprises, LLC(10)	500,000	250,000	750,000	750,000	-0-	-0-
John H. & Jodi F. Malanga	25,000	12,500	37,500	37,500	-0-	-0-
Jerome Belson	100,000	50,000	200,000	150,000	50,000	*
Kevin Adams	100,000	50,000	150,000	150,000	-0-	-0-
Dushan Kosovich	50,000	25,000	75,000	75,000	-0-	-0-
Anne S. Dawson	50,000	25,000	75,000	75,000	-0-	-0-
Bruce Forer	10,000	5,000	15,000	15,000	-0-	-0-
Barry Berkman	40,000	12,500	52,500	37,500	15,000	*
John R. Harrington, Jr.	50,000	25,000	75,000	75,000	-0-	-0-
Dennis M. Lee	55,000	27,500	82,500	82,500	-0-	-0-
Whalehaven Capital Fund Limited(11)	317,100	375,000	692,000	692,000	-0-	-0-

Selling Security Holder(1)	Number of Shares of Common Stock (excluding shares issuable upon conversion of warrants or options) Beneficially Owned	Number of Shares of Common Stock Represented by Warrants or Options Beneficially Owned	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares to be Offered for the Account of the Selling Stockholder	Number of Shares to be Owned after this Offering (2)	Percentage to be Beneficially Owned after this Offering (2) (3)
Excalibur Fund (12)	442,843	150,000	592,843	450,000	142,843	*
First Montauk Securities Corp.(14)		293,185	293,185	267,403(13)	25,782	*
Ernest Pellegrino(14)(15)	52,812	69,891	122,703	69,891(16)	52,812	*
Victor K. Kurylak(14)(15)	25,781	41,461	67,242	41,461(16)	25,781	*

* Less than 1%

(1) All of the selling shareholders purchased the securities being offered in a private offering made to accredited investors that closed on December 14, 2006. In the offering, we sold units consisting of two shares of our common stock and a Class A Warrant to purchase one share of our common stock. We sold a total of 1,893,775 units consisting of 3,787,550 shares of common stock and Class A Warrants representing 1,893,775 shares of common stock. The Class A Warrants have a term of five years. We also issued Class A Warrants for the purchase of 378,755 shares of common stock to First Montauk Securities Corp. as partial compensation for placement agent activities rendered to us in connection with the offering.

(2) Based on 20,119,513 shares of common stock outstanding on April 3, 2007.

(3) Assumes that all of the shares offered are sold.

(4) The name of the person who has voting or investment control over the securities owned by Baracuda Motors, Inc. is Douglas Scibelli.

(5) The name of the person who has voting or investment control over the securities owned by the Leo B. Womack Family Trust is Leo B. Womack, CPA.

(6) The name of the person who has voting or investment control over the securities owned by the Francis Jungers Trust is Frank Jungers, who is a member of our Board of Directors. Does not include 75,000 shares of our common stock underlying options granted to Mr. Jungers in connection with his agreement to join our board of directors, all of which are currently exercisable.

(7) The name of the person who has voting or investment control over the securities owned by Karsten Leasing Partners is Robert Karsten.

(8) The name of the person who has voting or investment control over the securities owned by Lion Partners, Ltd. is Alan D. Hirsch and Joseph Maida.

(9) The name of the person who has voting or investment control over the securities owned by the Marshik Family Trust is Francis X. Marshik and Noriko Marshik. Francis X. Marshik is one of our directors.

(10) The name of the person who has voting or investment control over the securities owned by Berg & Berg Enterprises, LLC is Carl E. Berg.

(11) The name of the person who has voting or investment control over the securities owned by Whalehaven Capital Fund Limited is Michael Finkelstein.

(12) Excalibur Limited Partnership is not related to Excalibur Holdings, Inc. or to any of its subsidiaries. The name of the person who has voting or investment control over the securities owned by Excalibur Limited Partnership is William Hechter.

(13) Represents 267,403 shares of common stock that may be acquired by First Montauk Securities Corp. upon the exercise of Class A Warrants. The Warrant exercise price is $1.25. The Class A Warrants were issued on December 14, 2006 and have a term of five years.

(14) First Montauk Securities Corp. is a registered broker-dealer who acted as our placement agent in connection with the offering of units that was completed on December 14, 2006. First Montauk Securities Corp. received the warrant in the ordinary course of its business and at the time that it received the warrant had no agreements, understandings, directly or indirectly, with any person to distribute the securities. Under SEC interpretations, First Montauk Securities Corp. may be deemed to be an underwriter with respect to the securities held by it. The name of the person who has voting and investment control over the securities owned by it is Victor K. Kurylak, its chief executive officer.

(15) This individual is an employee of First Montauk Securities Corp.

(16) The shares listed represent common stock that may be acquired by this individual through the exercise of a Class A Warrant. The Warrant exercise price is $1.25. The Class A Warrant was issued on December 14, 2006 and has a term of five years. The Class A Warrant was originally issued to First Montauk Securities Corp. as compensation for services rendered to us in connection with the private offering of our securities that was completed on December 14, 2006.

PLAN OF DISTRIBUTION

We are registering a total of 6,060,080 shares of our common stock that are being offered by the selling shareholders. As used in this prospectus, “selling shareholders” includes the pledgees, donees, transferees or others who may later hold the selling shareholders’ interests in the common stock. We will pay the costs and fees of registering the common shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common shares. We will not receive the proceeds from the sale of the shares by the selling shareholders. However, some of the shares we are registering will be issued upon the exercise of warrants held by First Montauk Securities Corp. and certain of its employees. Although First Montauk Securities Corp. and its employees are not required to exercise the warrants, if they do so we will receive the proceeds from the exercise.

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares.

First Montauk Securities Corp, Inc. is a registered broker dealer and NASD member firm and listed as a selling shareholder in this prospectus. First Montauk Securities Corp served as placement agent in our recently completed private placement offering, and received, in addition to cash commissions and reimbursement of certain expenses, warrants to purchase an aggregate of 378,755 shares of our Common Stock with an exercise price of $1.25 per share. The registration statement of which this prospectus forms a part includes the shares underlying the warrants held by First Montauk Securities Corp.

The warrants held by First Montauk Securities Corp. expire on December 14, 2011. The 378,755 shares of Common Stock issued or issuable upon conversion of placement agent warrants received by First Montauk Securities Corp. are restricted from sale, transfer, assignment, pledge or hypothecation or from being the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part, except transfers of the warrants to officers or partners of First Montauk Securities Corp. as allowed under NASD Rule 2710 (g)(1) and (2).
First Montauk Securities Corp. is also entitled to a warrant solicitation fee of 2.5% of the gross proceeds of the exercise price of any warrants sold in the private placement offering which are exercised through the efforts of First Montauk Securities Corp. In the event that all of the warrants issued in the private placement were exercised and First Montauk was entitled to a fee with respect to same, the total consideration payable to First Montauk Securities Corp. would be $59,181.

First Montauk Securities Corp has indicated to us its willingness to act as selling agent on behalf of certain of the selling shareholders named in the prospectus under the section titled "Selling Security Holders" that purchased our privately placed securities. All shares sold, if any, on behalf of selling shareholders by First Montauk Securities Corp. would be in transactions executed by First Montauk Securities Corp. on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 4.5% of the gross proceeds. First Montauk Securities Corp. does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through First Montauk Securities Corp. Further, other than their existing brokerage relationship as customers with First Montauk Securities Corp, no selling shareholder has any pre-arranged agreement, written or otherwise, with First Montauk Securities Corp. to sell their securities through First Montauk Securities Corp.

NASD Rule 2710 requires NASD members firms (unless an exemption applies) to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling shareholders’ shares are and will be held, including location of the particular accounts;

•
whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•
in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

The NASD has recently proposed rule changes to NASD Rule 2710 which may, if approved, modify the requirements of its members to make filings under NASD Rule 2710. Further, no NASD member firm may receive compensation in excess of that allowable under NASD rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

LEGAL PROCEEDINGS

We are not a party to any material pending legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

The number of directors required by our bylaws is between three and twelve. We have seven directors currently serving. There are no family relationships among our executive officers and directors.

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position

Larry C. Shumate	54	President, Chief Executive Officer and Chairman
Matthew C. Flemming	38	Executive Vice President, Chief Financial Officer and Director
Russell T. Clark	41	Vice President, Chief Operating Officer and Director
Francis X. Marshik	80	Director
Steven B. Erikson	39	Director
Leo B. Womack, CPA	64	Director
Kenton Chickering III	71	Director and President of Hemiwedge Valve Division
Frank Jungers	80	Director

Business Experience

Larry C. Shumate is our President and Chief Executive Officer and is the current Chairman of the Board of Directors. Mr. Shumate founded Shumate Machine Works in 1978 and has more than 28 years of manufacturing and management experience. Mr. Shumate has been the President of Shumate Machine since its inception and became our President and Chief Executive Officer in 2004. Mr. Shumate has served as a director since April 2004.

Matthew C. Flemming is a director and our Chief Financial Officer, Treasurer, Secretary, and Executive Vice-President. Mr. Flemming was a co-founder of Excalibur Holdings. From June 1999 to March 2001, he served as Chief Executive Officer of WorldByNet, Inc. a Houston, Texas based privately held Internet start-up company. From January 1994 to May 1999, Mr. Flemming served as Chief Executive Officer of FARO Pharmaceuticals, Inc., a privately held specialty products company. From May 1991 to December 1993, he was a Series 7 licensed financial advisor with Eppler, Guerin and Turner, a regional investment banking firm in the Southwest at that time. Mr. Flemming received a Bachelor of Arts in Finance from the University of Houston. Mr. Flemming is a former officer of Excalibur Holdings, Inc., Aeroweld, Inc., Excalibur Steel, Inc., and Excalibur Services, Inc., all former direct or indirect subsidiaries of our company, prior to their respective filings for bankruptcy protection. Mr. Flemming has served as a director since April 2002.

Russell T. Clark is a director and our Vice President and Chief Operating Officer. Mr. Clark has served as the Chief Operating Officer of Shumate Machine Works since 1998, developing operating procedures, production systems and controls and managing manufacturing personnel for growth. From 1988 to 1998, Mr. Clark worked at Baker Hughes in a variety of positions. From 1996 to 1998 he was Quality Assurance Manager for the western hemisphere for the Navitrak product line, and from 1988 to 1996, Mr. Clark served as Senior Quality Manager of Baker Hughes Develco and Senior Quality Engineer of Baker Hughes MWD. Mr. Clark has served as a director since April 2004.

Francis X. Marshik is a director. Mr. Marshik retired in 1986 from M.W. Kellogg, an engineering, construction and fabrication company, where he served as its Senior Vice President of Global Business Development since 1980. From 1974 to 1980, Mr. Marshik was Commercial Vice President of M.W. Kellogg in London, and from 1968 to 1972, he was the head of the Far East as General Manager of Japan. From 1950 to 1966, Mr. Marshik held various positions at C.F. Braun, an engineering company. He received a Bachelor of Science from Oregon State University. Mr. Marshik has served as a director since April 2002.

Steven B. Erikson is a director. Mr. Erikson is a co-founder of Flowchem, Ltd., a specialty chemical provider to the pipeline industry, and has been its president since 2001. From 1998 to 2000, Mr. Erikson was the president of Red Rock Interests, Ltd., a financial advisory and investment company. From 1995 to 1998, he was an associate with Jeffries & Co. in the Corporate Finance - Energy Group. From 1990 to 1993, Mr. Erikson was a senior consultant with PriceWaterhouseCoopers in the Bankruptcy and Turnaround Group. Mr. Erikson received a Bachelor of Arts in Economics from Colorado College and a Masters of Business Administration from Rice University. Mr. Erikson has served as a director since June 2006.

Leo B. Womack, CPA is a director. Mr. Womack has been the President and a director of Gulf Equities Realty Advisors, Inc., a diversified real estate portfolio management company, since 1986. He has also been the Chairman and Chief Financial Officer of Fairway Medical Technologies, Inc., a medical device company and a portfolio company of the Baylor College of Medicine Venture Fund, since 1996. He has been a director of Valves Incorporated of Texas, a specialty lubricants manufacturer for pipelines, since 1975. From 1969 to 1978, Mr. Womack was a managing partner of Womack, Gilman, Ritzwaller, & Co., which later merged with Fox & Company, a national accounting firm. From 1965 to 1969, was a senior accountant at Arthur Andersen & Co. Mr. Womack has been nominated to be a director of O.I. Corporation, a publicly traded company listed on the NASDAQ Stock Market. Mr. Womack is licensed as a certified public accountant and a real estate broker. He received a bachelor of arts from Texas A&M University. Mr. Womack has served as a director since June 2006.

Kenton “Ken” Chickering III is a director.  He is also the President of Hemiwedge Valve Corporation, our wholly-owned subsidiary. From 1976 to 1999, Mr. Chickering held various positions with Daniel Industries and Daniel Valve Co., including Executive Vice President, Vice President of Sales and Marketing 1984-1988, and President of Daniel Valve Company from 1988-2003.  In 1999, Emerson Electric Co. (NYSE:EMR) purchased Daniel Valve Company. Later it was sold to SPX Corporation (NYSE: SPW) in 2002.  From 2003 to 2005, Mr. Chickering was Vice President of Development for SPX Valves & Controls, a division of SPX.  Daniel Valve Company is a global manufacturer and marketer of valves for applications such as pipelines, loading and unloading terminals.  From 1962 to 1976, Mr. Chickering was the Regional Manager for the eastern U.S. and Saudi Arabia for General Valve Co., a company that manufactured and marketed an expanding plug valve for pipeline service, which now is a part of Cameron International.  Prior thereto, Mr. Chickering served three years as a petroleum officer in the U.S. Air Force and was a petroleum engineer with Humble Oil, a company that was subsequently acquired by Exxon.  Mr. Chickering received his B.S. in Petroleum Engineering from the University of Oklahoma in 1957.  Mr. Chickering was the Chairman of the Valve Manufacturing Association in 1998.  Mr. Chickering was also the Pipeline Committee Chairman of the ASME Petroleum Division in 1990 and the Chairman of the Petroleum Division Executive Committee in 1996. Mr. Chickering has served as a director since June 2006.

Francis “Frank” Jungers is a director.  Mr. Jungers also serves as a director of Horizon Lines, Inc., a publicly traded company, Horizon Lines Holding and H-Lines Finance, and Esco Corporation, a private metals company. He also is a former Chairman of the Board and Chief Executive Officer of Arabian American Oil Company, a petroleum producer.  During his career, Mr. Jungers has served as a director of AES Corporation and Georgia Pacific Corporation. Mr. Jungers has served as a director since January 2007.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past five years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

•
been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

During 2004, Excalibur Steel, Excalibur Services, and Excalibur Aerospace, and during 2005 Excalibur Holdings, Inc., had their debts and liabilities discharged in bankruptcy. Mr. Flemming and Mr. Marshik, who are currently members of our Board of Directors and, in Mr. Flemming’s case, an officer, were also directors and, in Mr. Flemming’s case, an officer, of our company during these periods. Excalibur Steel, Excalibur Services, Excalibur Aerospace, and Excalibur Holdings, Inc. are all former direct or indirect subsidiaries of our company.

None of our remaining officers or directors has had any bankruptcy petition filed by or against any business of which he was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time.

Audit Committee

Our board of directors established an Audit Committee which became active in April 2002. Since 2004 until August 2, 2006, our entire board of directors has served to act as the Audit Committee. On August 2, 2006, our board of directors appointed Leo B. Womack, Steven B. Erikson, and Frank X. Marshik to the Audit Committee and appointed Mr. Womack as the Chairman of the Audit Committee. Each of these directors continues to serve on the Audit Committee in the same capacity. All members of our Audit Committee are “independent” under American Stock Exchange standards. We have determined that Mr. Womack is an “audit committee financial expert” as such term is defined under the rules and regulations of the Securities Exchange Act of 1934, as amended.

The Audit Committee provides assistance to our board in satisfying its fiduciary responsibilities relating to our financial statements, financial reporting process, systems of internal accounting and financial controls and the annual independent audit of our financial statements. The Audit Committee is responsible for appointing or replacing the independent auditors, and approves all audit engagement fees and terms and all non-audit engagements with the independent auditors. The Audit Committee operates under a written charter adopted by our board of directors. Our Audit Committee held two meetings, both in conjunction with formal board meetings, in fiscal 2006.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this prospectus as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities and as to the security and percentage ownership of each of our executive officers and directors and of all of our officers and directors as a group. As of the date of this prospectus we had 20,119,513 shares of common stock outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares and the percentage beneficially owned by each individual listed above include shares that are subject to options held by that individual that are immediately exercisable or exercisable within 60 days from the date hereof and the number of shares and the percentage beneficially owned by all officers and directors as a group includes shares subject to options held by all officers and directors as a group that are immediately exercisable or exercisable within 60 days from the date hereof.

Name And Address	Number Of Shares Beneficially Owned		Percentage Owned
Larry C. Shumate	1,752,600	(1)	8.71%
Matthew C. Flemming	1,320,421	(1)(2)	6.56%
Russell T. Clark	1,418,400	(1)	7.05%
Frank X. Marshik	411,768	(3)	2.05%
Steven B. Erikson	135,000	(4)	*
Leo B. Womack	154,798	(5)	*
Kenton Chickering III	70,640	(1)(6)	*
Francis Jungers	449,000	(1)(7)	2.22%
Stillwater National Bank & Trust Company Southwest Bancorp, Inc.	2,368,000	(8)	11.77%
All directors and officers as a group	5,712,627		28.07%

*Less than 1%.

(1)	The address is c/o Shumate Industries, Inc., 12060 FM 3083, Conroe, Texas 77301.

(2)
154,071 shares have been pledged to Comerica Bank to secure payment for a loan collateralized by the shares. Mr. Flemming has defaulted on the loan and Comerica Bank has foreclosed on the pledge and sells the shares from time to time. In addition, 1,116,350 shares have been pledged to Stillwater National Bank and Trust to secure payment for a loan collateralized by the shares.

(3)
Includes 270,910 shares held by the Marshik Family Trust, of which Mr. Marshik is a grantor and a trustee, 137,429 shares held by Mr. Marshik’s IRA, and 3,429 shares underlying presently exercisable warrants. Mr. Marshik’s address is 8515 Costa Verde Boulevard, #907, San Diego, CA 92112.

(4)
Includes 85,000 shares held by Red Rock Interests, Ltd., of which Mr. Erikson is President and shareholder, and 50,000 shares underlying presently exercisable options. Mr. Erikson’s address is #5 Longbow Lane, Houston, Texas 77024.

(5)
Includes 99,298 shares held by a trust of which Mr. Womack is a trustee, 50,000 shares underlying presently exercisable options, and 5,500 shares underlying presently exercisable warrants. Mr. Womack’s address is 710 North Post Oak Road, Suite 400, Houston, Texas 77024.

(6)	Includes 50,000 shares underlying presently exercisable options.

(7)
Includes 357,000 shares held by the Francis Jungers Trust, of which Mr. Jungers is a grantor and a trustee, 8,000 shares held by Mr. Jungers’ IRA, 9,000 shares held by the Julie Jungers Trust, of which Mr. Jungers’ spouse is a grantor and a trustee, and 75,000 shares underlying presently exercisable options.

(8)
Stillwater National Bank and Trust Company is a national bank organized under the laws of the United States, and Southwest Bancorp, Inc. is a corporation organized under Oklahoma law and the registered financial holding company for the Stillwater National Bank and Trust Company. Southwest Bancorp owns all of the outstanding voting securities of Stillwater National Bank. The name of the person who has voting or investment control over the securities owned by Stillwater National Bank is Jerry Lanier. The address of both Stillwater National Bank and Southwest Bancorp is 608 South Main Street, Stillwater, Oklahoma.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized by our Articles of Incorporation to issue 50,000,000 shares of common stock, $0.001 par value. Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “SHMT”.

As of the date of this prospectus, we had issued and outstanding 20,119,513 shares of common stock. Holders of our common stock are entitled to one vote per share on all matters subject to stockholder vote. If the Board of Directors were to declare a dividend out of funds legally available therefore, all of the outstanding shares of common stock would be entitled to receive such dividend ratably. We have never declared dividends and we do not intend to declare dividends in the foreseeable future. If our business was liquidated or dissolved, holders of shares of common stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities.

Holders of common stock do not have cumulative voting rights.

Anti-Dilution Rights for Purchasers in the December 2006 Offering.

We have agreed that investors in the December 2006 offering will be entitled to certain anti-dilution rights. If at anytime after the closing of the offering and ending on the earlier to occur of: (i) the date that is fifteen (15) months after the date of the final closing; or (ii) the Company and @Balance Americas, a Shell Technology Ventures company, entering into a definitive distribution agreement for the Company’s Hemiwedge® DIV product , the purchase price of the common stock in the December 2006 offering shall be subject to adjustment for issuances of Common Stock or securities convertible into common stock or exercisable for shares of common stock at a purchase price of less than the then-effective purchase price, such that the then applicable purchase price shall be adjusted using full-ratchet anti-dilution on such new issuances subject to certain exceptions, including options and shares granted to officers, directors, employees and consultants.

Right of Future Participation for Purchasers in the December 2006 Offering

Pursuant to the subscription agreements signed by investors in the private offering we completed in December 2006, each investor has the right to participate in any subsequent financing we undertake. This right will expire on December 14, 2007.

Preferred Stock

Our Certificate of Incorporation permits us to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share. The preferred stock may be issued in any number of series, as determined by the Board of Directors, the Board may by resolution fix the designation and number of shares of any such series of preferred stock and may determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly un-issued series and the Board may increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding.)

We have not issued any preferred stock to date.

Class A Common Stock Purchase Warrants

In connection with the December 2006 offering, we issued 1,893,775 Class A Common Stock Purchase Warrants (sometimes referred to in this prospectus as “Class A Warrants”) to the purchasers in the offering which enable the holder to purchase the shares of Common Stock underlying the Warrants at $1.25 per share, during a five year term commencing on December 14, 2006. In the event a Warrant is partially exercised, a new Warrant for the remaining number of such shares will be issued upon surrender of the Warrant certificate at the principal office of the Company. There will be no fractional share exercise.

In March 2007, an aggregate of 536,300 Class A warrants were exercised by the holders thereof which resulted in gross proceeds to us of $670,375. As of the date hereof we had 1,223,400 Class A Warrants outstanding.

The Warrant is transferable by the registered holder thereof in person or in writing, but only in the manner and subject to the limitations provided in the Warrant certificate. Warrant transfers will be effected upon surrender of the Warrant certificate. Upon any such transfer, a new Warrant certificate or certificates of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock will be issued to the transferee in exchange for the original certificate.

Warrant holders are not entitled to vote, receive dividends, or exercise any of the rights of a stockholder of the Company for any purpose until the Warrants have been duly exercised and payment of the purchase price has been made. The Warrants are issued in unregistered form and may be presented for transfer, exchange, or exercise at the corporate office of the Company.

The Warrants may be exercised upon surrender of the certificate therefore on or prior to the expiration date at the offices of the Company, with the “Form of Exercise Notice” on the reverse side of the certificate filled out and executed as indicated, accompanied by payment of the full exercise price for the number of Warrants being exercised or by “cashless exercise” (only under certain circumstances) as provided for in the Warrant. If payment is made by cash, payment must be in the form of a certified or a cashier’s check made payable to the Company. Commencing one year after the date of issuance of the Warrant, in the event that at the time of exercise there is not then an effective registration statement covering the resale of the shares of common stock underlying the Warrants, the holder thereof may exercise such Warrants on a cashless basis.

The Class A Warrants are subject to redemption by the Company upon 30 days prior written notice provided: (i) the Common Stock has traded at or above $2.50 during 10 consecutive trading days immediately prior to the date of the notice of redemption; (ii) there is an effective registration statement providing for the resale of the shares underlying the Class A Warrants at the time of redemption; and (iii) the Common Stock has traded an average of 100,000 shares per day during 10 consecutive trading days immediately prior to the date of the notice of redemption. The Class A Warrants may be exercised at anytime at the option of the holder, including the 30 day period prior to any redemption.

If at anytime after the closing of the offering and ending on the earlier to occur of: (i) the date that is 15 months after the date of the final closing; or (ii) the Company and @Balance Americas, a Shell Technology Ventures company, entering into a definitive distribution agreement for the Company’s Hemiwedge® DIV product , the exercise price of the Class A Warrants shall be subject to adjustment for issuances of Common Stock or securities convertible into common stock or exercisable for shares of common stock at a purchase price of less than the then-effective exercise price of the Class A Warrants, such that the then applicable exercise price shall be adjusted using full-ratchet anti-dilution on such new issuances subject to certain exceptions, including options and shares granted to officers, directors, employees and consultants. Thereafter, the Class A Warrants shall be entitled to weighted-average anti-dilution adjustments.

Additionally, we issued 378,755 warrants to the placement agent for services rendered in connection with the December 2006 offering on terms identical to the Class A Warrants, except that the placement agent warrants are exercisable on a cashless basis at anytime during the term of the warrant.

Class B Common Stock Purchase Warrants

On March 14, 2007, we agreed that we would issue new Class B Warrants to any of the investors in the December 2006 offering who exercised all or a portion of their Class A Warrants by no later than 5:00 p.m. Central Daylight Time on March 31, 2007. As a result of the exercise of an aggregate of 536,300 Class A Warrants, as of the date hereof we had 536,300 Class B Warrants outstanding. No holder of a Class A Warrant was required to exercise all or any portion of their Class A Warrants. The shares of common stock underlying any Class B Warrants that are issued will not be registered. The Class B Warrants have a term of five years, expiring on March 31, 2012, and an exercise price of $2.00 per share. The Class B Warrants include piggy-back registration rights, subject to customary underwriter cutbacks. If the common stock underlying the Class B Warrants is not registered by March 31, 2008, the holders will be entitled to exercise the Class B Warrants on a cashless basis at any time that there is not an effective registration statement covering the resale of the common stock underlying the Class B Warrants.

Change of Control Provisions

While there are no specific provisions in our Certificate of Incorporation or bylaws that would delay, defer or prevent a change of control, our Board of Directors has the right to issue 10,000,000 shares of preferred stock and is authorized to determine the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred stock. It is possible that our Board of Directors, in determining the rights, preferences and privileges to be granted when the preferred stock is issued, may include provisions that have the effect of delaying, deferring or preventing a change in control, discouraging bids for our common stock at a premium over the market price, or that adversely affect the market price of and the voting and other rights of the holders of our common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Jody R. Samuels, a principal in the law firm of Richardson & Patel LLP, is the owner of 37,500 shares of our common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation includes a provision that eliminates the personal liability of each of our directors for monetary damages for breach of such director’s fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to us or our shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that we may, in our discretion,

•	indemnify our directors, officers, employees and agents and persons serving in such capacities in other business enterprises at our request, to the fullest extent permitted by Delaware law, and

•	advance expenses, as incurred, to our directors and officers in connection with defending a proceeding.

We may enter into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the bylaws as well as certain additional procedural protections.

The indemnification provisions in the bylaws and the indemnification agreements which we may enter into with our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us for expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue by the court.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

On October 19, 2005, we completed a financial restructuring of our company. As part of this restructuring, we issued 2,368,000 shares of our common stock to Stillwater National Bank, representing approximately 20% of our then issued and outstanding shares, in exchange for the cancellation of debt in the amount of $2,368,000, and we executed a convertible promissory note in the amount of $2,500,000 in favor of Stillwater. According to the terms of this note, Stillwater may, at its election, convert the principal amount of the note plus all accrued interest into shares of our common stock at a conversion rate of $1.00 per share. Stillwater also transferred to us all of the common stock it held in Shumate Machine Works.

We used $303,000 of the restructured debt to purchase machines from Larry C. Shumate, our President and Chief Executive Officer, and from A. Earl Swift, a former director.

Upon completion of the debt restructuring, we owed Stillwater a total of approximately $8,100,000 (not including a revolving credit line of $1,000,000). We received a release from Stillwater for the balance of any debt we owed (except to the extent that the debt was amended and restated, issued or guaranteed in the restructuring), which debt totaled approximately $3,813,000.

In conjunction with the debt restructuring, Stillwater loaned $350,000 to Matthew C. Flemming, our Chief Financial Officer. $100,000 of this loan was used to pay Stillwater money owed by Mr. Flemming pursuant to the terms of a personal line of credit. $250,000 of the loan was used by Mr. Flemming to purchase 250,000 shares of our common stock. Mr. Flemming had also personally guaranteed our loans to Stillwater. On October 19, 2005, Mr. Flemming owed approximately $10,000,000 under this personal guarantee. As part of the restructuring of our debt, Stillwater released Mr. Flemming from the personal guarantee.

Also in conjunction with the debt restructuring, each of our executive officers, in return for their personal guarantees on new bank debt, and each of our non-employee directors, at the time of the restructuring, had received restricted stock awards that vested upon completion of the restructuring, as follows:

Larry C. Shumate	1,500,000 shares
Matthew C. Flemming	1,000,000 shares
Russell T. Clark	1,250,000 shares
Frank X. Marshik	200,000 shares

In addition, several of our officers and directors, both former and current, received shares of our common stock, either directly or indirectly, of common stock upon conversion of unsecured notes which they held for loans made to us, on the same terms and conditions as all other holders of unsecured notes, as follows:

Larry C. Shumate	132,600 shares
Matthew C. Flemming	16,350 shares
Russell T. Clark	88,400 shares
Frank X. Marshik	126,000 shares
A. Earl Swift	957,568 shares
William S.H. Stuart*	202,517 shares
David Rains	57,500 shares

*notes held by WSHS, Inc., a corporation controlled by William S.H. Stuart

On December 5, 2005, A. Earl Swift, our former director and a significant stockholder, purchased 416,667 shares of our common stock in a private placement at a purchase price of $0.60 per share for gross proceeds of $250,000. On January 10, 2006, we granted Mr. Swift an option to purchase 150,000 shares of our common stock at an exercise price of $0.65 per share, the fair market value on the date of grant. The term of the option is five years. The grant was made as an inducement to Mr. Swift to re-join our Board of Directors. Mr. Swift died on May 30, 2006. In recognition of his past service to us, our Board of Directors vested this option immediately.

On February 22, 2006, in connection with our private placement offering, Red Rock Interests, Ltd. purchased 85,000 shares of our common stock for a purchase price of $51,000. Steven B. Erikson, who serves as a director of our company, is the President and a shareholder of Red Rock Interests, Ltd. Red Rock Interests, Ltd. participated in the private placement offering on terms identical to all other purchasers in such offering.

In the same private placement offering, Virgil Swift, the brother of A. Earl Swift, purchased 100,000 shares of our common stock for a purchase price of $60,000. Virgil Swift participated in the private placement offering on terms identical to all other purchasers in such offering.

On November 3, 2006, in connection with our private placement offering, the Francis Jungers Trust purchased an aggregate of 110,000 shares of our common stock and 55,000 warrants to purchase shares of our common stock for an aggregate purchase price of $110,000. Frank Jungers, who serves as a director of our company, is the grantor of the Francis Jungers Trust and serves as its Trustee. The Francis Jungers Trust participated in the private placement offering on terms identical to all other purchasers in such offering.

In the same private placement offering, Randall Jungers, the son of Francis Jungers, purchased an aggregate of 200,000 shares of our common stock and 100,000 warrants to purchase shares of our common stock for an aggregate purchase price of $200,000. Randall Jungers participated in the private placement offering on terms identical to all other purchasers in such offering.

In connection with the election and appointment of Mr. Jungers to our board of directors in January, 2007, we granted Mr. Jungers an option to purchase up to 75,000 shares of our common stock at an exercise price of $1.75 per share pursuant to our 2005 Stock Incentive Plan. The options were fully vested and became exercisable immediately upon their grant. The options expire on the date that is five years from the date of grant.

Spectrum Law Group, LLP provides legal services to us. One of the partners at Spectrum Law Group, LLP is the son-in-law of Frank Marshik, one of our directors and stockholders. Spectrum Law Group, LLP billed us $93,000 in fees in 2005 and $82,500 in fees in 2006.

On March 26, 2007, the Francis Jungers Trust exercised 55,000 Class A Warrants and in connection therewith we issued 55,000 shares of our common stock and 55,000 Class B Warrants to the Francis Jungers Trust.

On March 28, 2007 the Marshik Family Trust exercised 12,000 Class A Warrants and in connection therewith we issued 12,000 shares of our common stock and 12,000 Class B Warrants to the Marshik Family Trust.

We believe that the foregoing transactions were in our best interests. Consistent with Section 144 of the Delaware General Corporation Law, it is our current policy that all transactions between us and our officers, directors and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested directors, are approved by vote of the stockholders, or are fair to us as a corporation as of the time it is us at is authorized, approved or ratified by the board. We will conduct an appropriate review of all related party transactions on an ongoing basis, and, where appropriate, we will utilize our audit committee for the review of potential conflicts of interest.

DESCRIPTION OF BUSINESS

Overview

Shumate Industries, Inc. is a Texas based energy field services company. Shumate is a holding company that, through its subsidiaries, operates in two principal businesses: contract machining and manufacturing and a valve product line. Shumate seeks to leverage its existing infrastructure, expertise, and customer channels to grow its business and introduce new technologies to the energy markets.

We currently employ 83 people at two plants totaling approximately 90,000 square feet in Conroe, Texas, just north of Houston. Our executive offices are located at 12060 FM 3083, Conroe, Texas 77301. Our telephone number is (936) 539-9533 and our Internet address is www.shumateinc.com. Information included on our website is not part of this prospectus.

Contract Machining and Manufacturing - Shumate Machine Works, Inc.

Our contract machining and manufacturing division, Shumate Machine Works, Inc., focuses in the energy field services market. We manufacture products, parts, components, and assemblies for our customers designed to their specifications. We provide state of the art 3-D modeling software, computer numeric-controlled, or CNC, machinery and manufacturing expertise to our customers’ research and development, engineering, and manufacturing departments for desired results with their products.

The diverse line of products we manufacture include the following:

•	Expandable tubing manufacturing - launchers and liner hangers for oil & gas field service applications;

•	Blowout preventers and their spare service parts;

•	Top drive assemblies, sub-assemblies and their spare service parts;

•	Directional drilling products;

•	Exploration products for research and development;

•	Natural gas measurement equipment, including fittings and valves;

•	Control and check valves; and

•	Sub-sea control equipment.

Our investment in capital equipment and software provides us capabilities to perform close tolerance highly specialized work for oil field equipment and tools, process controls, gas measuring valves, and exploration products. Our capabilities include producing large-diameter products and close tolerance machined parts that range up to thirty-four feet in length using a myriad of materials of construction including high grade carbon steel, high grade stainless steel, nickel, and chrome based alloys. We use state of the art, large part CNC equipment in the production of these parts and have developed in-house trade secrets and processes with respect to the manufacture of certain products. We produce complex assemblies, including expandable tubing technology products that are used in field service operations under extreme environmental conditions for oil and gas exploration.

Our customers include Baker Hughes, BJ Services Company, Canrig Drilling Technology, a Nabors Industries company, Enventure Global Technologies, FMC Technologies, Halliburton Energy Services, National Oil Well Varco, Oceaneering Intervention Engineering, Shell Development, Smith International, and Weatherford International.

Valve Product Technology - Hemiwedge Valve Corporation

We formed Hemiwedge Valve Corporation as a wholly-owned subsidiary to develop and commercialize a new patented technology addressing what we believe to be a significant opportunity in the global valve market. Our first product, known as the Hemiwedge® Cartridge valve, is a quarter-turn hemispherical wedge valve engineered to provide what we believe are substantial technological improvements compared with what is available in the marketplace today, such as traditional butterfly, ball, and gate valve designs.

We believe that the patented design of the Hemiwedge® Cartridge valve combines the benefits of quarter-turn valves with the durability of gate valves. The Hemiwedge® Cartridge valve has a non-rotating core which guides the fluid flow through the valve to the Hemiwedge® itself. This is a hollow hemisphere where the inner and outer walls are slightly offset, having non-concentric centers, producing a hemispherical wedge shape - the “Hemiwedge®.” Operation of the valve rotates the Hemiwedge®, a quarter turn, moving it between the core and valve seat, thus controlling the flow. We believe that these design features in the combination of the Hemiwedge® shut off and stationary core make the Hemiwedge® Cartridge valve unique.

We believe that the Hemiwedge® Cartridge valve will offer substantial improvements over currently available valve technologies offered by our competition as well as a great value proposition to future customers as a result of the following improvements:

New cartridge replacement design reduces maintenance downtime and minimizes supply disruptions

Our new top-entry cartridge design has all of the internal parts of the valve affixed to the bonnet. Therefore, once the bonnet is removed with top-entry ease for in-field maintenance, all the internals are removed as well, including the seals. A new pre-certified replacement cartridge can be installed without removing the valve body from its line of service. We believe this represents a substantial decrease in maintenance and service downtime reduction from a few days to a few hours, depending on the application and sizes. We also believe this is a significant cost-reduction benefit to users, especially in high-end pipeline or severe service applications, where replacement parts are frequently needed and supply disruption from shutting down a line during service may result in significant costs and loss of revenues.

Reduced failure frequency rates from superior design

We believe many times when valves “break,” it is usually due to leaks caused by leaking seals within a valve. Most ball valves, by example (see “Figure 2”), have more turbulent flow patterns where the fluid within the valve comes into direct contact with the seals during modulation, actuation and service. Our Hemiwedge® Cartridge valve seals (see “Figure 1”) are not placed within the flow path and therefore we believe our valve is more durable, lasts longer, and will not encounter seal damage as frequently as currently available valve products as a result of its protected sealing surfaces. We believe that this product advantage will be more evident in severe and critical service applications.

Figure 1, shows the transition between on and off in a Hemiwedge® Cartridge valve. This demonstrates how the stationary core and moving Hemiwedge® guides the flow past the seal face with a minimum of flow turbulence. This protects the sealing surfaces when handling abrasive or corrosive fluids.

Figure 2, shows the flow through a ball or plug valve. Both the inlet and the outlet flow pass across the sealing surfaces, with the ball moving across the main flow path. This highly turbulent flow action causes premature failure of the seals in most severe applications.

Reduced torque providing easier actuation

Many flow control valves require expensive actuators that turn, throttle, or modulate the valve for its service and application. Some actuators cost more that the valves they modulate. We believe that our Hemiwedge® Cartridge valve design requires less torque to actuate and therefore requires less expensive actuators. By design, our Hemiwedge® Cartridge valve has approximately one-half of the friction points for the wedge against the sealing surface as compared to engineering ball valves that seal from all four sides. We believe that our Hemiwedge® Cartridge valve reduces torque and will provide an important advantage to our customers.

The Hemiwedge® Cartridge valve is suitable for a wide range of applications with several trims available. As such, the technology is applicable to most areas of industrial valve use in upstream and downstream energy markets worldwide.

We have substantially concluded the engineering, design, and development of the Hemiwedge® Cartridge valve, built an initial inventory and we are launching the product line in the fourth quarter of 2006. Since the valve is still in the initial launch stage, we have not yet determined in field experience how long the valve will last under normal operating conditions and operating pressures or how much less torque the valve requires than those valves currently available in the market.

Fiscal 2006 and First Quarter 2007 Developments

In 2006, we continued to experience increased revenues in our Shumate Machine Works division. Increases in commodity prices, particularly in the energy sector, and in activity level in the energy field services industry resulted in increased demand for our products from our existing customers. In particular, we received increased orders for drilling tools, liner hangers, top-drive units and components in 2006. As a result, we increased revenues by approximately $2.7 million, or 55%. In addition, we were able to continue the successful implementation of our cost-cutting program, which, combined with our increase in revenue, resulted in a reduction of our operating loss by approximately $463,000. In March 2006, our senior lender, Stillwater National Bank, agreed to forgive $2,000,000 of indebtedness under an amended and restated term note, as a result of which we recognized $2,000,000 million of debt forgiveness income. In total, we realized a net loss of $1.3 million in the fiscal year 2006.

While we have improved our results from operations in 2006, we continue to have substantial indebtedness outstanding. As of December 31, 2006, we had outstanding indebtedness to Stillwater National Bank of approximately $4.1 million. On December 1, 2006, we delivered $525,000 to Stillwater National Bank, which Stillwater accepted as full payment of a $2.5 million secured convertible promissory note. In connection with this payment, Stillwater agreed to the cancellation of the entire remaining outstanding principal balance on the convertible promissory note and approximately $272,000 of accrued interest.

In February 2006, we closed the sale of 3,333,333 shares of our common stock to institutional and accredited retail investors in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. We used the net proceeds from the financing for the initial launch of our new Hemiwedge® valve technology, working capital and general corporate purposes. First Montauk Securities Corporation, an NASD member firm, acted as placement agent in connection with the sale of 2,500,000 shares of common stock, and we placed the remaining 833,333 shares of common stock. The purchase price per share of common stock was $0.60. First Montauk received $165,000 in commissions and 250,000 warrants to purchase shares of common stock at an exercise price of $0.63 per share. We also paid legal fees of $10,000 to counsel for First Montauk. The net proceeds of this offering to us, after the payment of commissions, fees and other expenses of the offering, were approximately $1,810,000.

In July 2006, we entered into an agreement with At Balance Americas, LLC, a Houston-based Managed Pressure Drilling, or MPD, services company. At Balance Americas, LLC is a wholly-owned subsidiary of Shell Technology Ventures, a leading energy-focused venture capital firm with offices in Houston, Texas. The agreement provides us with funding of up to $1.4 million and expertise to develop a down-hole isolation valve, or DIV, using our Hemiwedge® valve technology. Upon completion of the milestones outlined in the development agreement, we have agreed to an exclusive world-wide distribution agreement of our Hemiwedge® DIV product with At Balance Americas, which will be used in their MPD services. We believe MPD will become a dominant drilling technique world-wide as it increases recovery of hydrocarbons and improves productivity by eliminating the damaging effects of conventional over-balanced drilling and heavy weight drilling muds. In connection with this development agreement, we granted At Balance Americas and its parent company, Shell Technology Ventures, a right of first refusal, subject to the rights of our February 2006 private placement investors, to participate in any financing that we commence until July 2008. Also in connection with this agreement, Hemiwedge Valve Corporation retains any new intellectual property created as a result of this new product engineering and design. Upon the signing of a distribution agreement at the conclusion of the development agreement, we also agreed to issue to At Balance Americas 10 year term warrants to purchase our common stock. The number of warrants issued is determined by dividing the total amount funded by At Balance Americas for development of the DIV product by $3.00. Each warrant will be exercisable at a price of $3.00 per share.

Between October 30, 2006 and December 14, 2006, we sold 3,787,550 shares of our common stock and 1,893,775 Class A Warrants to purchase shares of our common stock to institutional and accredited retail investors in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. First Montauk Securities Corporation acted as placement agent in connection with the sale of the securities. First Montauk received $416,630 in commissions and 378,755 warrants to purchase shares of our common stock at an exercise price of $1.25 per share. We also paid legal fees of $22,500 to counsel for First Montauk. We received net proceeds from this offering of approximately $3,350,000 after the payment of commissions, fees, and other expenses of the offering.

We granted the investors in this offering a right of participation, for a period of one (1) year from the final closing of the offering, to participate in any subsequent equity financing that we conduct, subject to rights granted to previous investors.

We have agreed that the investors in this offering will be entitled to certain anti-dilution rights. In the event that, during the period beginning on December 14, 2006 and ending on the earlier to occur of: (i) the date that is fifteen (15) months after the date of the final closing; or (ii) the Company and At Balance Americas, a Shell Technology Ventures company, entering into a definitive distribution agreement for our Hemiwedge® DIV product , we sell any shares of our common stock (or securities convertible into common stock or exercisable for shares of common stock) at a purchase price of less than $1.00 per share (or the then-effective purchase price), we shall be obligated to adjust , on a full-ratchet basis, the number of shares of common stock issued to the investors in this offering as if the shares of common stock purchased in this offering were purchased at such lower price. These anti-dilution rights are subject to certain exceptions, including options and shares granted to officers, directors, employees, and consultants.

The Class A Warrants are subject to redemption by us upon 20 days prior written notice provided: (i) our common stock has traded at or above $2.50 per share during the 15 consecutive trading days prior to a written notice of redemption by us; (ii) there is an effective registration statement covering the resale of the shares of common stock underlying the warrants at the time of redemption; and (iii) the common stock has traded an average of 100,000 shares per day. The redemption price shall be $0.01 per Warrant. All holders of Warrants will have the opportunity to exercise any such Warrant prior to the date of redemption.

On March 14, 2007, we agreed that we would issue new Class B Warrants to any holders of Class A Warrants who exercised all or a portion of their Class A Warrants by no later than 5:00 p.m. Central Daylight Time on March 31, 2007. The shares of common stock underlying any Class B Warrants that are issued will not be registered. The Class B Warrants have a term of five years, expiring on March 31, 2012, and an exercise price of $2.00 per share. The Class B Warrants include piggy-back registration rights, subject to customary underwriter cutbacks. If the common stock underlying the Class B Warrants is not registered by March 31, 2008, the holders will be entitled to exercise the Class B Warrants on a cashless basis at any time that there is not an effective registration statement covering the resale of the common stock underlying the Class B Warrants. As of March 31, 2007, an aggregate of 536,300 of our Class A warrants were exercised in connection herewith and we received gross proceeds of $670,375 therefrom. In addition, we issued 536,300 shares of our common stock and 536,300 Class B Warrants in connection with the exercise of the 536,300 Class A Warrants.

We anticipate that increasing energy commodity prices, including prices of oil and natural gas, should continue to cause our customers to increase their drilling and other exploration activities. As a result, we anticipate seeing increased oil rig counts as well as a renewal of drilling and production activity in previously dormant areas. We believe that such an increase in activity would result in increased demand for our energy related field service products during the 2007 fiscal year. In addition, we anticipate that our recent commercialization of the Hemiwedge® Cartridge valve product line will enhance our profitability, although there can be no assurance thereof.

Business Development

Organization

Our predecessor, Global Realty Management Group, Inc., or GRMG, was incorporated in the State of Florida in 1997. In June 2002, GRMG reincorporated under the laws of the State of Delaware from the State of Florida pursuant to a merger with a newly formed Delaware corporation. Under the terms of this reincorporation merger, GRMG changed its name from “Global Realty Management Group, Inc.” to “Excalibur Industries, Inc.” In October 2005, we changed our name from “Excalibur Industries, Inc.” to “Shumate Industries, Inc.”

Acquisition of Hemiwedge Assets

On December 5, 2005, we acquired the intellectual property rights to the Hemiwedge® line of products, including the Hemiwedge® valve, from Soderberg Research and Development, Inc. and certain of its affiliates. The intellectual property rights acquired consist of all patents, trademarks, and internet website relating to the Hemiwedge® product line. For these intellectual property rights, we paid $138,500 in cash and a two-year, six percent (6%) promissory note in the principal amount of $100,000, payable in 24 equal installments of principal and interest. In addition, we agreed to deposit: (a) $72,000 into an escrow account to be paid in the form of a monthly advance in the amount of $3,000 for each month of the 24 month period beginning with the month immediately following the closing date; and (b) three percent (3%) of the net sales proceeds collected from customers from: (i) gross revenue from sales of products to which the acquired intellectual property relates, less (ii) sales and/or use taxes, import and/or export duties, outbound transportation costs, and amounts allowed or credited due to returns, which payments shall begin two years after the closing date and continue until March 29, 2013. The $72,000 in monthly advances shall be credited against the three percent (3%) of the net sales proceeds.

Reorganization

On October 19, 2005, we completed a restructuring of our company, resulting in a significant reduction of our outstanding debt and providing us with a strengthened balance sheet and reduced debt servicing requirement. The restructuring was effected through an out-of-court restructuring, or “recapitalization plan,” which consisted of the following:

•	an agreement to amend and restate a series of notes issued to Stillwater National Bank, or Stillwater, into one term note;

•	the extension of our current line of credit with Stillwater;

•	the issuance of a convertible note to Stillwater;

•	the issuance of a note, by our senior lender, to our Chief Financial Officer to advance funds to purchase shares of our common stock for $250,000;

•	the conversion of a portion of our debt to Stillwater into 20% of our then-outstanding common stock after giving effect to the restructuring;

•	our reacquisition of the capital stock of our operating subsidiary, Shumate Machine Works;

•	a release from Stillwater for any indebtedness not covered above;

•	the exchange of our outstanding unsecured notes, including principal and accrued interest, for our common stock; and

•	the grant of restricted stock awards to our executive officers, in return for their personal guarantees on new bank debt, and to our non-employee directors.

In addition, in connection with the recapitalization, we changed our name to “Shumate Industries, Inc.” and effected a 1-for-7 reverse stock split of our then outstanding shares of common stock. The recapitalization plan, the name change, the reverse stock split, the adoption of our 2005 Stock Incentive Plan, and the re-election of our directors were all approved at a special meeting of our stockholders on October 19, 2005.

The recapitalization plan for achieving our financial goals closed on October 19, 2005 and consisted of the following transactions (the “restructuring transactions”):

Amended and Restated Term Note. Stillwater has amended and restated a series of notes in the current aggregate principal amounts of approximately $9,413,000 into an amended and restated note in the principal amount of approximately $5,600,000. The amended and restated note requires interest only payments for the six months following closing, and thereafter, requires us to make 24 equal monthly payments in an amount sufficient to fully amortize principal and interest on the amended and restated note over 120 months. The amended and restated note is due and payable 30 months after closing, at which time, we will be required to make a balloon payment of the entire outstanding principal balance and all accrued interest. The note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets. The proceeds of this note were applied as follows: $303,000 to purchase machines from Larry C. Shumate, our President and Chief Executive Officer, and from A. Earl Swift, a former director; $100,000 to purchase the capital stock of Shumate Machine Works; and the remainder was applied to our existing indebtedness to Stillwater.

Revised Line of Credit. Stillwater has extended our current revolving line of credit in an amount of up to $1,000,000 for one year. The initial balance on the line of credit is the balance of our existing line of credit with Stillwater, less the excess transferred to the amended and restated note. The advances available under the line of credit are limited to a borrowing base of the sum of (a) 80% of eligible accounts receivable, and (b) 50% of eligible inventory. The line of credit bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets. We failed to repay the line of credit on October 19, 2006, as we were required to do by our agreement with Stillwater. As of October 19, 2006 we and Stillwater entered into a First Amendment to Agreement and Guarantors’ Consent pursuant to which Stillwater agreed to redefine the line of credit maturity date to January 19, 2007, which was subsequently extended to April 19, 2008.

Convertible Note. We issued a convertible note to Stillwater in the principal amount of $2,500,000. The principal and accrued interest on the convertible note is convertible, at Stillwater’s option, into shares of our common stock at a conversion rate of $1.00 per share (on a post reverse stock split basis). The convertible note matures on the earlier of 60 months from the date of issuance or the date on which it is fully converted into our common stock. Interest on the convertible note shall accrue from the date of closing until the earlier of conversion or 24 months, at which time the accrued interest was capitalized into principal. Beginning at the end of the ninth quarter, we are obligated to make quarterly interest payments on the convertible note. The convertible note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our assets. We have agreed to include the shares of common stock underlying the convertible note on any eligible registration statement that we may file with the Securities and Exchange Commission under the Securities Act of 1933 in the next five years.

On April 13, 2006, we entered into a letter agreement with Stillwater pursuant to which Stillwater agreed to accept $500,000 from us in full satisfaction of the secured convertible promissory note, subject to certain conditions. On August 9, 2006, the letter agreement was amended to increase the payment by $25,000 to $525,000 if payment was made between September 2, 2006 and December 1, 2006 and by $50,000 to $550,000 if payment was made between December 2, 2006 and March 1, 2007. On December 1, 2006 we repaid the secured convertible promissory note in full.

CFO Note. Stillwater has loaned $350,000 to our Chief Financial Officer, Matthew C. Flemming, to purchase an aggregate of 250,000 newly issued shares (post reverse stock split) of our common stock, representing approximately 2.16% of our outstanding common stock after giving effect to the restructuring, for a total purchase price of $250,000. The balance was applied to the existing personal indebtedness of Mr. Flemming to Stillwater of approximately $10,000,000 under a personal guarantee of our indebtedness to Stillwater. Stillwater has released Mr. Flemming from the remainder of his personal guarantee.

Conversion of Prior Bank Debt. Stillwater has exchanged $2,368,000 of our outstanding indebtedness to Stillwater for 2,368,000 newly issued shares of our common stock (on a post reverse-split basis), representing not less than 20% of the outstanding shares of our common stock after giving effect to the restructuring. We have agreed to include these shares of common stock on any eligible registration statement that we may file with the Securities and Exchange Commission under the Securities Act of 1933 in the next five years.

Releases. Stillwater has released us and our Chief Financial Officer, Matthew C. Flemming, from our respective obligations of the prior debt to Stillwater, except to the extent that such prior debt is amended and restated, issued, or guaranteed as set forth above.

Unsecured Note Exchange Offer. Our unsecured note holders have exchanged all of our outstanding unsecured notes, with interest rates ranging from 6% to 12% and all currently due and owing, for approximately 1,691,310 newly issued shares of our common stock (on a post reverse-split basis), representing approximately 14.61% of the outstanding shares of our common stock after giving effect to the restructuring.

Restricted Stock Awards. Our board of directors have granted restricted stock awards of approximately 3,950,000 shares of newly issued common stock (on a post reverse-split basis) to our executive officers and our non-employee directors, representing approximately 34.12% of the outstanding shares of our common stock after giving effect to the restructuring. These shares vested on the closing of the restructuring.

As previously reported on a current report on Form 8-K, on April 28, 2005, Excalibur Holdings, our bankrupt subsidiary and holder of 100% of the common stock of Shumate Machine Works, Inc., our sole operating subsidiary, received notice from Stillwater National Bank that Stillwater intends to dispose of the capital stock of Shumate Machine Works in a private sale after May 9, 2005 pursuant to the Oklahoma Uniform Commercial Code. As part of the restructuring, Stillwater transferred 100% of the capital stock of Shumate Machine Works to us.

A complete description of the restructuring plan is set forth in our definitive proxy statement for the October 19, 2005 special meeting of stockholders, which has been filed with the Securities and Exchange Commission.

Bankruptcies

On December 31, 2003, three of our operating subsidiaries, Excalibur Steel, Excalibur Services, and Excalibur Aerospace, each filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. On July 26, 2004, the United States Bankruptcy Court, Southern District of Texas, discharged Excalibur Steel and Excalibur Aerospace of all of its debts and liabilities pursuant to Chapter 7 of the U.S. Bankruptcy Code, and on August 3, 2004, the United States Bankruptcy Court, Southern District of Texas, discharged Excalibur Services of all of its debts and liabilities pursuant to Chapter 7 of the U.S. Bankruptcy Code. As a result of the discharge of these liabilities, we recorded $5,218,883 in debt forgiveness income in 2004.

On March 9, 2005, Excalibur Holdings, Inc., our wholly-owned subsidiary and the former parent corporation of Shumate Machine Works, Inc., filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. On November 30, 2005, the United States Bankruptcy Court, Southern District of Texas, discharged Excalibur Holdings of all of its debts and liabilities pursuant to Chapter 7 of the U.S. Bankruptcy Code. As a result of the discharge of these liabilities, we recorded $1,837,295 in debt forgiveness income in 2005.

The Company currently has two wholly-owned subsidiaries. Each of the following former subsidiaries of the Company has been dissolved: Excalibur Steel, Excalibur Services, Excalibur Aerospace and Excalibur Holdings.

Our Markets

The energy field services market is comprised of several market segments including oil & gas field services, pipeline and transportation, process controls, fluid management and controls, sub-sea, refining, and maintenance services for these areas. We currently manufacture products, spare parts, and assemblies for the oil & gas field services market segment. With our new Hemiwedge® Cartridge valve product line, we intend to expand into process controls, which is sometimes known as the energy flow control market. We may also expand into other areas of the energy field services market to pursue growth strategies that complement and/or leverage our current business and expertise.

Contract Machining and Manufacturing - Shumate Machine Works

The dollar size of the United States (U.S.) oil & gas field services market can be measured by the U.S. drilling and completion activity spending and the total U.S. well service and work-over spending. In its March 2007 Drilling and Production Outlook report, Spears and Associates, a leading energy market research firm, stated that U.S. drilling and completion spending was $125.2 billion for 2006, up 47% from the year 2005, and that U.S. well service and work-over or production spending was $15.9 billion in 2006, up 3% from 2005.

Valve Product Technology - Hemiwedge Valve Corporation

We believe that the industrial valve market is large and growing. According to a recent report from The McIlvaine Company, the dollar value of industrial valve shipments in 2006 was projected at approximately $8.2 billion in the United States, up almost 4% from 2005, and $43.4 billion worldwide, up approximately 5% from 2005.

Neither the Spears and Associates report nor the McIlvaine Company report was prepared for us nor has either company consented to the use of this information in our report; rather, these reports are available for public use.

Our Strategy

Strategies to achieve our growth objectives include the following:

Generating more revenues and increasing our profit margins by expanding our contract machining and manufacturing business and through investing in additional state-of-the art CNC equipment which offers us the ability to make higher precision products for our customers. As a result of higher commodity prices, activity levels and pricing for our customers, we will continue to expand our operations at SMW and invest in additional computer-numeric controlled machinery that allows us to manufacture higher precision critical components for our customers growing demand of energy equipment.

 Launching and growing our proprietary new Hemiwedge® valve product line and developing strategic alliances with other companies to leverage our valve technology into market segments where we have little or no expertise. We have launched our Hemiwedge® technology with the Hemiwedge® Cartridge valve product line, a surface-level flow control valve, targeting mid-stream pipeline operators in late December 2006. Additionally, we intend to license our Hemiwedge® technology in market verticals where we have little or no expertise to maximize the technology’s value. For example, our Hemiwedge® technology has been tested at very high pressures and demonstrated “bubble-tight” sealing capability and functionality for sub-sea applications, providing a proof of concept needed to pursue licensing discussions with larger energy companies with a presence in those markets.

 Acquiring other technology-oriented products to leverage our asset base: manufacturing infrastructure, market presence, and experienced personnel. We have extensive experience in manufacturing and machining products, and we have a reputation for providing quality products and services in the energy field services market. We have an existing base of customers and existing distribution channels in this market. We intend to combine our experience, reputation, customer base, and distribution channels with our expertise and knowledge of the industry to market and distribute other technology-oriented product lines for this customer base and through these distribution channels. As of the date hereof, we are not in negotiations to acquire any products.

Growing through acquisitions. We believe that acquisition opportunities exist for niche-oriented businesses within the energy field services industry, including divisions and subsidiaries within larger energy field service companies that remain from past mergers, acquisitions and consolidations which may be for sale. As a growth strategy, we seek such divestiture candidates that would be complementary to our existing business lines. As of the date hereof, we are not in negotiations to acquire any such companies.

Sales and Marketing; Customers

In our contract machining and manufacturing division, we have developed and maintained long-term relationships with our customers. We use a variety of methods to identify target customers, including the utilization of databases, direct mail, and participation in manufacturers’ trade shows. The energy field service target market usually consists of larger, well capitalized companies as well as smaller firms. These efforts supplement our traditional sales and marketing efforts of customer referrals and territory canvassing. In 2006, we expended approximately $---182,000 on sales and marketing, which included the salaries, commissions, and expenses of our sales department.

Nearly all of our sales are on a negotiated price basis. In some cases, sales are the result of a competitive bid process where a customer sends to us and other competitors a list of products required, and we submit a bid on each job. Frequently, the ability to meet customer delivery schedules as well as plant capacities and capabilities are a significant aspect of winning any bid or purchase order.

For our valve division, we intend to target the high end of the pipeline, transmission stations, oil & gas, power, and mining markets, where there is a demand for flow control or process control valves. These target markets seek rapid maintenance benefits that our Hemiwedge® Cartridge valve system and flow control properties are designed to provide. Although we believe that our valve product line provides significantly improved functionality for high-end flow control applications, we intend to price our valves competitively relative to other high-end valve manufacturers to establish market share. In addition to leveraging our existing customer base and distribution channels to market and distribute the valve product line, we have identified a network of established independent representative companies to market and distribute the valves on a success fee basis. We intend to complement this effort with inside sales support, catalogs, web site, and internal professionals that can travel to sales locations to consummate sales.

We have a customer base of more than 20 customers. Two of these customers represented approximately seventy seven percent of our revenues for fiscal year 2006. We continually focus on developing more volume from secondary and tertiary customers and with new customers to reduce customer concentration risk. We believe that long-term relationships with many of our customers will contribute to our success. While we intend to leverage our existing customer relationships to market the valve product, we also will seek additional new customers for the valve product line, which we anticipate would result in reduced revenue and account receivables concentrations.

Raw Materials

The principal raw materials that we use are carbon steel, aluminum, stainless steel, nickel, brass, titanium and various special alloys and other metals. The metals industry as a whole is cyclical and at times pricing and availability of raw materials in the metals industry can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials, and may, therefore, adversely affect our net sales, operating margin, and profitability. On average, pricing for raw materials has fluctuated about thirty percent annually on a historical basis. During periods of rising raw materials pricing, we have been able to pass through the increase in cost to our customers approximately ninety percent of the time. The remaining ten percent reflects down-time between reviewing costs on standardized repetitive work that is not quoted on a monthly basis. Accordingly, the increase in the cost of raw materials has had an immaterial effect on our operations; however, it is possible that we may not be able to pass any portion of such increases on to our customers in the future.

Competition

Both the machining and manufacturing business and anticipated valve product business are engaged in fragmented and highly competitive industry segments. We estimate that there are more than 800 machine shops in the greater Houston area alone, and that there are more than 4,000 valve product manufacturers and distributors within the United States alone. We estimate that our share of the market, based on 2006 revenues, is less than one percent (1%). Competition is based primarily on quality, service, price, performance timeliness and geographic proximity. We compete with a large number of other machining and manufacturing operators on a national, regional and local basis, most of which have greater financial resources than we do, and several of which are public companies. We also compete with overseas competitors whose labor costs may be significantly lower than our costs. We anticipate the valve product, when launched, will compete with a large number of companies with international and national capabilities that will possess greater financial resources.

We believe that we are able to compete by defining and understanding customer needs and by using our equipment and machinery base to manufacture products with difficult specifications and tolerances.

Intellectual Property

As part of our ongoing research, development, and manufacturing activities, we intend to seek patents when appropriate on inventions involving new products and product improvements. In December 2005, we acquired the intellectual property rights to the Hemiwedge® line of products, including the Hemiwedge® Cartridge valve, from Soderberg Research and Development, Inc. and certain of its affiliates. These intellectual property rights consisted of 2 unexpired United States patents, 1 expired United States patent, 1 pending United States patent application, and 1 registered United States trademark. We have also filed international patent applications for the inventions embodied in the pending United States patent application. We have also developed several new inventions to the technology which have been propagated within new patent applications during 2006.

These intellectual property rights are of considerable importance to the proposed Hemiwedge® Cartridge valve product line, and we consider them, in the aggregate, to be material to our valve product division. It is possible that these intellectual property rights may later be invalidated by a court of competent jurisdiction, and it is also possible that our products or proposed products may be found to infringe upon the intellectual property rights of others.

We also rely on trade secret protection for our confidential and proprietary information. We seek to enter into confidentiality agreements with our employees, partners, and suppliers. It is possible, however, that others will independently obtain similar information or otherwise gain access to our trade secrets.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, painting product on premises, environmental protection, remediation and workplace exposure. Hazardous materials used in our operations include lubricants and cleaning solvents.

We believe that we are in substantial compliance with all such laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements.

Although no environmental claims have been made against us and we have not been named as a potentially responsible party by the Environmental Protection Agency or any other entity, it is possible that we could be identified by the EPA, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs to prove that we were not responsible for the environmental damage.

Safety

We are committed to emphasizing and focusing on safety in the workplace. We currently have a variety of safety programs in place, which include periodic safety meetings and training sessions to teach proper safety work procedures. We have established “best practices” processes throughout most of our operations to ensure that our employees comply with safety standards that we establish and to ensure full compliance with federal, state and local laws and regulations. In addition, we intend to continue to emphasize the need for an accident-free workplace.

Risk Management and Insurance

The primary risks in our operations are property damage, workers’ compensation, and third-party bodily injury. We maintain insurance above certain self-insured limits for liability for bodily injury, third-party property damage, and workers’ compensation, all of which we consider sufficient to insure against these risks.

Employees

We currently employ 83 people in Conroe, Texas. Of the total, approximately 12 are in administration, 8 are in engineering and drafting, 5 are in sales, marketing and distribution, and 58 are in machining, manufacturing and production. None of our employees are represented by a labor union, and we have not entered into a collective bargaining agreement with any union. We have not experienced any work stoppages and consider the relations with our employees to be good.

Reports to Security Holders

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the shares being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The omitted information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 100 F Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance where reference is made to the copy of the document filed as an exhibit to the registration statement, each such statement is qualified in all respects by such reference. For further information with respect to our company and the securities being offered in this offering, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our audited consolidated condensed financial statements and related notes included in this Registration Statement. This Registration Statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The statements contained herein that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions.

Various risks and uncertainties could cause actual results to differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from expectations include, but are not limited to, customer concentration risk, difficulties in refinancing short term debt, difficulties in consolidating the operations of our operating subsidiaries, difficulties in accelerating internal sales growth, difficulties identifying and acquiring complementary businesses, restrictive covenants in our existing credit facilities, fluctuations in metals prices, general economic conditions in markets in which we do business, extensive environmental and workplace regulation by federal and state agencies and other general risks related to our common stock.

All forward-looking statements in this document are based on information currently available to us as of the date hereof, and we assume no obligation to update any forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

General

Shumate Industries is a Texas based energy field services company. Shumate is a holding company that, through its subsidiaries, operates in two principal businesses: contract machining and manufacturing and a valve product line. Shumate’s mission is to leverage its existing infrastructure, expertise, and customer channels to grow its business and bring new technologies to the energy markets.

We currently employ 83 people at two plants totaling approximately 90,000 square feet in Conroe, Texas, north of Houston. Our executive offices are located at 12060 FM 3083, Conroe, Texas 77301. Our telephone number is (936) 539-9533 and our Internet address is www.shumateinc.com. Information contained on our website does not constitute part of this prospectus.

Contract Machining and Manufacturing - Shumate Machine Works

Our contract machining and manufacturing division, Shumate Machine Works, focuses in the energy field services market. We manufacture products, parts, components, and assemblies for our customers designed to their specifications. Our state of the art 3-D modeling software, computer numeric-controlled, or CNC, machinery and manufacturing expertise are contracted by customer’s research and development, engineering, and manufacturing departments for desired results with their products.

The diverse line of products we manufacture includes the following:

•	Expandable tubing manufacturing - launchers and liner hangers for oil & gas field service applications

•	Blowout preventers and their spare service parts

•	Top drive assemblies, sub-assemblies and their spare service parts

•	Directional drilling products

•	Exploration products for research and development

•	Natural gas measurement equipment, including fittings and valves

•	Control and check valves, and

•	Subsea control equipment.

Our investment in capital equipment and software provides us capabilities to perform close tolerance highly specialized work for oil field equipment and tools, process controls, gas measuring valves, and exploration products. Our capabilities include producing large-diameter products and close-tolerance machined parts that range up to thirty-four feet in length using a myriad of materials of construction including high grade carbon steel, high grade stainless steel, nickel, and chrome based alloys. We use state of the art, large part CNC equipment in the production of these parts and have developed in-house trade secrets with respect to the manufacture of certain products. We produce complex assemblies, including expandable tubing technology products that are used in field service operations under extreme environmental conditions for oil and gas exploration.

Valve Product Technology - Hemiwedge Valve Corporation

We formed Hemiwedge Valve Corporation as a wholly-owned subsidiary to develop and commercialize a new patented technology addressing what we believe to be a significant opportunity in the global valve market. The Hemiwedge® valve is a quarter-turn hemispherical wedge valve, engineered to provide what we believe are substantial technological improvements compared with what is available in the marketplace today, such as traditional butterfly, ball, and gate valve designs.

The patented design of the Hemiwedge® valve combines the benefits of quarter turn valves with the durability of gate valves. The Hemiwedge® valve has a non-rotating core which guides the fluid flow through the valve to the Hemiwedge itself. This is a hollow hemisphere where the inner and outer walls are slightly offset, having non-concentric centers, producing a hemispherical wedge shape - the “Hemiwedge.” Operation of the valve rotates the Hemiwedge a quarter turn, moving it between the core and valve seat, thus controlling the flow. We believe that these unique design features in the combination of the Hemiwedge shut off and stationary core make the Hemiwedge® valve unique.

We have substantially concluded the engineering, design, and development of the Hemiwedge® Cartridge valve, have built an initial inventory, and we launched the product line in late December 2006. Since the valve is still in the initial launch stages, we have not yet determined in field experience how long the valve will last under normal operating conditions and operating pressures or how much less torque the valve requires than those valves currently available in the market.

Reorganization/Debt Forgiveness

On October 19, 2005, we completed a restructuring of our company, resulting in a significant reduction of our outstanding debt and providing us with a strengthened balance sheet and reduced debt servicing requirement. The restructuring was effected through an out-of-court restructuring, or “recapitalization plan,” which consisted of, among other things, a restructuring of debt we owed to Stillwater National Bank, or Stillwater, the issuance of stock in exchange for the cancellation and conversion of debt, the issuance of restricted stock awards, the change of our name to “Shumate Industries, Inc.”, and a 1-for-7 reverse stock split. A detailed description of the restructuring plan is set forth herein.

As a result of the reorganization, in 2005, we recognized $4,222,743 in debt forgiveness income from Stillwater and $204,414 in debt forgiveness income related to the exchange of the unsecured notes for common stock.

On March 31, 2006, we entered into a First Amendment to Loan Agreement and Guarantor’s Consent with Stillwater National Bank, or Stillwater, pursuant to which Stillwater agreed to forgive $2,000,000 of indebtedness under an amended and restated term promissory note which we had previously delivered to Stillwater in connection with our October 19, 2005 reorganization. In connection with this first amendment, we executed and delivered a new amended and restated term promissory note in the principal face amount of $3,633,053.

The new amended and restated note requires one interest only payment on March 31, 2006, and thereafter, requires us to make 24 equal monthly payments in an amount sufficient to fully amortize principal and interest on the amended and restated note over 84 months. The amended and restated note is due and payable on April 19, 2008, at which time we will be required to make a balloon payment of the entire outstanding principal balance and all accrued interest. The note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets.

As a result of this amendment, we recorded debt forgiveness income in the amount of $2,000,000 in the first quarter of 2006.

On April 13, 2006, we entered into a letter agreement with Stillwater National Bank, or Stillwater, pursuant to which Stillwater agreed to accept $500,000 from us in full satisfaction of a secured convertible promissory note in the principal amount of $2,500,000 that we had previously issued to Stillwater in connection with our October 19, 2005 reorganization. Stillwater’s agreement to accept this reduced amount was subject to the following conditions: (i) the $500,000 payment must come from new equity funds and cannot be borrowed or in any way become our obligation or an obligation of our related concerns, (ii) Stillwater will not assign the rights in the note to another party and the terms of the new equity investment must contain no terms which allow the investor(s) of the new equity funds to gain any special benefit resulting from the spread between the $500,000 and the face amount of the note, (iii) the new equity funds must be raised upon terms to the investors no better than those recently approved by Stillwater for dilution of its equity interest, (iv) a breach of (i)-(iii) above will constitute a breach of the reorganization agreement dated October 19, 2005 between us, Stillwater, and other parties, and (iv) payment of the full $500,000 must be made on or before September 1, 2006. On August 9, 2006, the letter agreement was amended to increase the payment by $25,000 to $525,000 if payment is made between September 2, 2006 and December 1, 2006 and by $50,000 to $550,000 if payment is made between December 2, 2006 and March 1, 2007. All other conditions as set forth above remain the same. On December 1, 2006, we delivered $525,000 to Stillwater as full payment of the $2.5 million debenture. In connection with this payment, Stillwater agreed to the cancellation of the entire remaining outstanding principal and approximately $272,000 of accrued interest due and owing under the terms of the debenture at December 1, 2006.

Critical Accounting Policies

Our discussion and analysis of our financial conditions and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements requires managers to make estimates and disclosures on the date of the financial statements. On an on-going basis, we evaluate our estimates, including, but not limited to, those related to revenue recognition. We use authoritative pronouncements, historical experience, and other assumptions as the basis for making judgments. Actual results could differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

Revenues of Shumate Machine Works are derived primarily from machining of oil field drilling parts, components, and tools for our customers. Shumate Machine Works’ revenue is recognized when persuasive evidence of an arrangement exists, the service or sale is complete, the price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the order is shipped. Shipping terms are FOB shipping and title passes to the customer at the time the product is shipped. Customers have the right to inspection and acceptance for generally up to five days after taking delivery. Orders may not be returned by customers due to the custom specifications of each product, but rework on items is sometimes necessary if the product was not within the original order specifications. We test all orders against the customer’s order specifications prior to shipment. Customer requests for rework and customer rejection of shipments have been historically low.

Revenues of Hemiwedge Valve Corporation are derived from Hemiwedge® Cartridge valve product sales and an agreement to perform contractual research and development services. The research and development services revenue is recognized as the services are performed and related costs are incurred and recorded. The valve product sales revenue is recognized when persuasive evidence of an arrangement exists, the sale is complete, the price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the order is shipped. Shipping terms are FOB shipping and title passes to the customer at the time the product is shipped. Customers have the right to inspection and acceptance for generally up to five days after taking delivery.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents our estimate of the amount of possible credit losses existing in our accounts receivable. We determine the allowance based on management’s estimate of likely losses based on a review of current open receivables and our historical write-off experience. We review the adequacy of our allowance for doubtful accounts quarterly. Significant individual accounts receivable balances and balances which have been outstanding greater than 90 days are reviewed individually for collectibility. Account balances, when determined to be uncollectible, are charged against the allowance.

Concentration of credit risk

At December 31, 2006, two customers accounted for 49% of our total accounts receivable. Because management believes that all such amounts are collectible due to the nature of the customers and our collection experience with the payers, we have not recorded an allowance for doubtful accounts for these receivables.

Inventory

Inventory is stated at the lower of cost (first-in, first-out for raw materials and specific job cost for work-in-process and finished goods) or market. Slow-moving inventories are periodically reviewed for impairment in value. Work-in-process and finished goods include labor, materials and production overhead.

Fiscal 2005 - Discontinued Operations

On March 9, 2005, Excalibur Holdings, Inc., our wholly-owned subsidiary and the former parent corporation of Shumate Machine Works, Inc., filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. On November 30, 2005, the United States Bankruptcy Court, Southern District of Texas, discharged Excalibur Holdings of all of its debts and liabilities pursuant to Chapter 7 of the U.S. Bankruptcy Code. As a result of the discharge of these liabilities, we recorded $1,837,295 in debt forgiveness income in 2005.

In accordance with the provisions related to discontinued operations specified within Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations and financial position of the Tulsa-based companies and Excalibur Holdings were separately reported as discontinued operations on our consolidated financial statements and in the related discussions and comparisons between current and prior fiscal years.

Results of Continuing Operations

Basis of Presentation

The results of operations set forth below for the years ended December 31, 2006 and 2005 are those of the continuing operations of Shumate Industries, which include Shumate Machine Works and Hemiwedge Valve Corporation on a consolidated basis.

The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales from continuing operations:

	Year Ended December 31,	Year Ended December 31,
	2006	2005
Net sales	100.0%	100.0%
Cost of sales	78.2	99.1

Gross income (loss)	21.8	0.9

Selling, general and administrative	44.4	49.8
Depreciation	1.1	0.6
Bad debt expense (recovery)	(.3)	1.2
Research and development	9.7	10.1

Operating income (loss)	(33.1)%	(60.8)%

Comparison of the Years ended December 31, 2006 and 2005

Net sales. Net sales increased by $2,755,338, or an increase of 55.5%, to $7,719,882 for the year ended December 31, 2006, from $4,964,544 for the year ended December 31, 2005.

On a segmental reporting basis, Shumate Machine Works sales increased by $2,439,258, or an increase of 49%, to $7,403,802 for the year ended December 31, 2006, compared to $4,964,544 for the year ended December 31, 2005. Continued increases in commodity prices, particularly in the energy sector, and activity levels in the energy field services industry resulted in increased demand for the products we manufacture. As a result of this increased demand, pricing and volumes have increased for Shumate products and components. Our customers and market trends such as current rig count and commodities futures prices indicate that this activity level in the energy field services industry will remain in fiscal year 2007.

Hemiwedge Valve Corporation recorded initial revenues of $316,080. These revenues reflect amounts earned for achieving certain milestones under the development agreement with At Balance Americas LLC as well as initial Hemiwedge® Cartridge valve sales from late December 2006. Hemiwedge Valve Corporation also recorded deferred revenue on its balance sheet at year end 2006 from a $400,000 milestone payment which will be recognized as additional revenues in fiscal year 2007 under the development agreement if further milestones are met.

Cost of Sales. Consolidated cost of sales increased by $1,113,712 or 22.6%, to $6,033,370, for the year ended December 31, 2006, from $4,919,658 for the year ended December 31, 2005. As a percentage of net sales, cost of sales decreased to 78.2% of net sales for the year ended December 31, 2006 versus 99.1% of sales for the year ended December 31, 2005. Cost of sales for Shumate Machine Works increased by $824,933, while initial cost of sales for Hemiwedge Valve Corporation totaled $219,942. Cost of sales includes various allocated overhead items such as facility lease, utilities, and indirect labor costs with related payroll tax and employee benefits expense. The decrease in cost of sales as a percentage of net sales resulted primarily from better control of our direct labor costs and better pricing of our products. As a result, we generated a gross profit of $1,686,512, with a gross profit margin of 21.8%, for fiscal 2006. We are focused on increasing revenues and seeking to improve gross margins by generating more sales with higher pricing for Shumate products and components. We believe that continued improvement in the energy markets resulting from higher commodity prices will continue to lead to better pricing, volumes and gross margins.

Selling, general, and administrative. Selling, general and administrative expenses increased by $953,481 to $3,427,349 for the year ended December 31, 2006, from $2,473,868 for the year ended December 31, 2005. As a percentage of net sales, selling, general and administrative expenses were 44.4% for the year ended December 31, 2006, as compared to 49.8% for the comparable period in 2005. Our selling, general, and administrative expenses have increased primarily due to wage expense and consulting fees relating to the commencement of operations and start up expenses in recently formed Hemiwedge Valve Corporation. Other increases were related to administrative payroll, advertising, travel, and property tax expenses. In addition, we incurred approximately $396,975 in non-cash stock and option awards associated with FASB 123R in the fiscal year ended December 31, 2006.

Depreciation. Depreciation expense increased by $123,937 to $450,487 for the year ended December 31, 2006 from $326,550 for the year ended December 31, 2005, primarily due to new equipment purchases and leasehold improvements to our Hemiwedge Valve Corporation facility.

Bad debt expense. During the year ended December 31, 2006, we reduced our allowance for bad debts by $20,000, to $40,000. During for the year ended December 31, 2005, we charged off accounts receivable in the amount of $58,088 to bad debt expense. We did not charge off any accounts receivable in the fiscal year ended December 31, 2006.

Research and development. Research and development expense increased by $247,376 to $750,639 for the year ended December 31, 2006 from $503,263 for the year ended December 31, 2005. We anticipate that we will continue to incur research and development expenses as we continue the development of the Hemiwedge® valve technology and implement additional product forms and applications of the valve technology. We expect that these expenses will include consulting fees, engineering fees, design fees and costs, development fees and costs, patent and other intellectual property filing costs, legal fees, prototyping costs, costs of new materials, and other research and development costs.

Operating loss. We incurred an operating loss of $2,553,836 for the year ended December 31, 2006, a decrease of $463,757 as compared to an operating loss of $3,017,593 for the year ended December 31, 2005.

On a segmental reporting basis, Shumate Machine Works recorded $554,207 in operating income for the year ended December 31, 2006. This operating income results from increased revenues in Shumate Machine Works.

Hemiwedge Valve Corporation recorded an operating loss of $1,980,095 for the year ended December 31, 2006. This operating loss was primarily due to the start-up nature of the Hemiwedge operations, including significant expenses in research and development.

In addition, we incurred general corporate overhead expenses of $1,127,948 for the year ended December 31, 2006.

Operating income in Shumate Machine was offset by an increase in start-up and research and development expenditures in Hemiwedge Valve Corporation as well as our corporate overhead expenses. While we continued to narrow our operating loss in fiscal 2006, we have not reduced our fixed costs or our research and development costs significantly enough to bring them below the revenues we generated in the period. In the event that we successfully launch our Hemiwedge® products, we anticipate that revenues from the sales of our Hemiwedge® products will improve our results of operations.

Debt forgiveness income. We recognized $2,000,000 in debt forgiveness income during the year ended December 31, 2006 as a result of the amendment of our loan agreement with Stillwater National Bank. In 2005, we recorded $4,427,157 in debt forgiveness income from continuing operations as a result of debt forgiveness by Stillwater National Bank and other third party lenders during the restructuring in October 2005.

Interest expense. Interest expense decreased by $413,080 to $755,295 for the year ended December 31, 2006, from $1,168,375 for the year ended December 31, 2005. Our interest expense decrease resulted primarily from the significant reduction of our outstanding debt and debt servicing requirements due to the restructuring of our company in October 2005.

Provision for income taxes. We generated a net loss of $1,309,131 for the year ended December 31, 2006 compared to net income of $1,978,484 for the year ended December 31, 2005. While we generated net income in 2004 and 2005, we have made no provision for income taxes due to our tax loss carry-forward from previous years.

Liquidity and Capital Resources

We have financed our operations, acquisitions, debt service, and capital requirements through cash flows generated from operations, debt financing, capital leases, and issuance of equity securities. We had working capital of $338,874 at December 31, 2006. We had cash of $1,547,326 as of December 31, 2006, compared to having cash of $214,218 at December 31, 2005.

We used $1,885,632 of net cash in operating activities for the year ended December 31, 2006, compared to using $3,111,549 in the year ended December 31, 2005. Cash used in operating activities is primarily due to an increase in inventory and non-cash recognition for debt forgiveness income. This was offset by non-cash charges for amortization and depreciation, issuances of stock, stock options and warrants, increases in accounts payable, accrued expenses and deferred revenue, and decreases in accounts receivable.

Net cash flows used in investing activities was $895,087 for the year ended December 31, 2006, compared to $576,697 in the year ended December 31, 2005. Cash of $916,735 was used for the purchase of property and equipment and $53,352 was used for patent investments. Proceeds from the sale of fixed assets totaled $75,000.

Net cash flows provided by financing activities were $4,113,827 for the year ended December 31, 2006, compared to net cash provided by financing activities of $3,724,642 in the year ended December 31, 2005. Cash provided by financing activities is due to net proceeds from sales of common stock of $5,060,012, offset by payments on notes payable of $887,486 and net decrease in draws on bank credit line of $58,699.

Bank Credit Facility

The primary source of our financing has been our credit facility with Stillwater National Bank. As set forth above under the heading “Reorganization,” our credit facility with Stillwater National Bank was restructured on October 19, 2005.

Additionally, on March 31, 2006, Shumate entered into a First Amendment to Loan Agreement and Guarantor’s Consent with Stillwater National Bank (“Stillwater”) pursuant to which Stillwater agreed to forgive $2,000,000 of indebtedness under an amended and restated term promissory note that we had previous delivered to Stillwater in connection with our October 19, 2005 reorganization. In connection with this first amendment, we executed and delivered a new amended and restated term promissory note in the principal amount of $3,633,053.

The new amended and restated note requires one interest only payment on March 31, 2006, and thereafter requires us to make 24 equal monthly payments in an amount sufficient to fully amortize principal and interest on the amended and restated note over 84 months. The note is due and payable on April 19, 2008, at which time we will be required to make a balloon payment of the entire outstanding principal balance and all accrued interest. The note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets.

On April 13, 2006, we entered into a letter agreement with Stillwater National Bank (“Stillwater”), pursuant to which Stillwater agreed to accept $500,000 from us in full satisfaction of a secured convertible promissory note in the principal amount of $2,500,000 that we had previously issued to Stillwater in connection with our October 19, 2005 reorganization. Stillwater’s agreement to accept this reduced amount was subject to the following conditions: (i) the $500,000 payment must come from new equity funds and cannot be borrowed or in any way become our obligation or an obligation of our related concerns, (ii) Stillwater will not assign the rights in the note to another party and the terms of the new equity investment must contain no terms which allow the investor(s) of the new equity funds to gain any special benefit resulting from the spread between the $500,000 and the face amount of the note, (iii) the new equity funds must be raised upon terms to the investor(s) no better than those recently approved by Stillwater for dilution of its equity interest, (iv) a breach of (i)-(iii) above will constitute a breach of the reorganization agreement dated October 19, 2005 between us, Stillwater, and other parties, and (v) payment of the full $500,000 must be made on or before September 1, 2006. On August 9, 2006, the letter agreement was amended to increase the payment by $25,000 to $525,000 if payment is made between September 2, 2006 and December 1, 2006 and by $50,000 to $550,000 if payment is made between December 2, 2006 and March 1, 2007. All other conditions as set forth above remain the same. On December 1, 2006, we delivered $525,000 to Stillwater as full payment of the $2.5 million debenture. In connection with this payment, Stillwater agreed to the cancellation of the entire remaining outstanding principal and approximately $272,000 of accrued interest due and owing under the terms of the debenture at December 1, 2006.

On February 8, 2007 and effective January 19, 2007, we renewed our $1,000,000 secured revolving line of credit facility with Stillwater. The amount we can borrow on the line of credit subject to qualifying accounts receivable and inventory. The advances available under the line of credit are limited to a borrowing base of the sum of (a) 85% of eligible accounts receivable, and (b) 50% pf eligible inventory. The line of credit bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets. The line of credit expires on April 19, 2008.

2006 Private Placements

In February 2006, we closed the sale of 3,333,333 shares of our common stock to institutional and accredited retail investors in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. We intend to use the net proceeds from the financing for the initial launch of our new Hemiwedge® valve technology, working capital and general corporate purposes. First Montauk Securities Corporation, an NASD member firm, acted as placement agent in connection with the sale of 2,500,000 shares of common stock, and we placed the remaining 833,333 shares of common stock. The purchase price per share of common stock was $0.60. First Montauk received $165,000 in commissions and 250,000 warrants to purchase shares of common stock at an exercise price of $0.63 per share. We also paid legal fees of $10,000 to counsel for First Montauk. The net proceeds of this offering to us, after the payment of commissions, fees and other expenses of the offering, were approximately $1,810,000.

Between October 30, 2006 and December 14, 2006, we sold 3,787,550 shares of our common stock and 1,893,775 Class A Warrants to purchase shares of our common stock to institutional and accredited retail investors in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. First Montauk Securities Corporation acted as placement agent in connection with the sale of the securities. First Montauk received $416,630 in commissions and 378,755 warrants to purchase shares of our common stock at an exercise price of $1.25 per share. We also paid legal fees of $22,500 to counsel for First Montauk. We received net proceeds from this offering of approximately $3,350,000 after the payment of commissions, fees, and other expenses of the offering.

We granted the investors in this offering a right of participation, for a period of one (1) year from the final closing of the offering, to participate in any subsequent equity financing that we conduct, subject to rights granted to previous investors.

We have agreed that the investors in this offering will be entitled to certain anti-dilution rights. In the event that, during the period beginning on December 14, 2006 and ending on the earlier to occur of: (i) the date that is fifteen (15) months after the date of the final closing; or (ii) the Company and At Balance Americas, LLC, a Shell Technology Ventures company, entering into a definitive distribution agreement for our Hemiwedge® DIV product , we sell any shares of our common stock (or securities convertible into common stock or exercisable for shares of common stock) at a purchase price of less than $1.00 per share (or the then-effective purchase price), we shall be obligated to adjust , on a full-ratchet basis, the number of shares of common stock issued to the investors in this offering as if the shares of common stock purchased in this offering were purchased at such lower price. These anti-dilution rights are subject to certain exceptions, including options and shares granted to officers, directors, employees, and consultants.

The Class A Warrants are subject to redemption by us upon 20 days prior written notice provided: (i) our common stock has traded at or above $2.50 per share during the 15 consecutive trading days prior to a written notice of redemption by us; (ii) there is an effective registration statement covering the resale of the shares of common stock underlying the warrants at the time of redemption; and (iii) the common stock has traded an average of 100,000 shares per day. The redemption price shall be $0.01 per Warrant. All holders of Warrants will have the opportunity to exercise any such Warrant prior to the date of redemption.

On March 14, 2007, we agreed that we would issue new Class B Warrants to any holders of Class A Warrants who exercised all or a portion of their Class A Warrants by no later than 5:00 p.m. Central Daylight Time on March 31, 2007. The Class B Warrants have a term of five years, expiring on March 31, 2012, and an exercise price of $2.00 per share. The Class B Warrants include piggy-back registration rights, subject to customary underwriter cutbacks. If the common stock underlying the Class B Warrants is not registered by March 31, 2008, the holders will be entitled to exercise the Class B Warrants on a cashless basis at any time that there is not an effective registration statement covering the resale of the common stock underlying the Class B Warrants. As of March 31, 2007, an aggregate of 536,300 of our Class A warrants were exercised in connection herewith and we received gross proceeds of $670,375 therefrom. In addition, we issued 536,300 shares of our common stock and 536,300 Class B Warrants in connection with the exercise of the 536,300 Class A Warrants.

Capital Requirements

In 2005, we successfully restructured our outstanding indebtedness with Stillwater National Bank and our unsecured creditors. In addition, we have seen an increase in pricing for our oil and gas drilling products and components, which allowed us to generate gross profits since the third quarter of 2005, as discussed within this report. Even with these improvements in our capital structure and results of operations, we are still operating on a net loss basis, and we will need to continue to service our debt obligations from our continuing operations.

We have working capital of $338,874 as of December 31, 2006, which takes into account private placements of our common stock completed in 2006 resulting in net proceeds to us of approximately $5,060,000.

In addition, we have a $1,000,000 secured revolving line of credit facility, subject to qualifying accounts receivable and inventory, with Stillwater National Bank. The outstanding balance on this line of credit was approximately $778,916 at December 31, 2006, and at the time, $847,638 was the maximum allowed due to the amount of the qualifying accounts receivable and inventory, also referred to as our borrowing base. The outstanding balance on the line of credit and the borrowing base fluctuate based on our available working capital, our qualifying accounts receivable and inventory, and at various points in time we may have the ability to borrow additional funds on this line of credit.

As of the date hereof, we do not believe that we will be able to fund our operations, working capital requirements, and debt service requirements in Shumate Machine Works through fiscal year 2007 through existing working capital and cash flows generated from operations, although our working capital position may fluctuate depending on the timing of our receipt of research and development milestone payments under the Hemiwedge Valve Corporation’s development agreement with At Balance Americas, LLC. It is possible that we may not achieve any further milestones set forth in the development agreement, in which case our working capital will be materially compromised.

In addition, we have completed the beta development of the Hemiwedge® technology and have commenced the commercialization of the Hemiwedge® Cartridge valve product. We believe that we will be able to fund the initial launch of the Hemiwedge® valve products through existing working capital and cash flows generated from operations. However, our existing working capital and cash flows generated from operations will not be sufficient to conduct a full-scale launch of the Hemiwedge® Cartridge valve product line, including an inventory buildup, or an expansion of the product line. In order to conduct full implementation of the product line, we need to obtain additional financing. In addition, we have initiated a formal search program for other technology-oriented products or companies, targeting complementary market segments. The acquisition of such products may also require us to obtain additional debt or equity financing, and we may issue our common stock as all or part of the purchase price for any such acquisition.

In the event we seek to conduct full implementation of the product line, or in the event we seek to acquire another technology-oriented company or other new product line, or in the event that our cash flows from operations are insufficient to fund our operations, working capital requirements, and debt service requirements, we would need to finance our operations through additional bank borrowings under our Stillwater line of credit or other capital financings. Our collateral may not be sufficient to borrow additional amounts under the Stillwater line of credit at such time, particularly since we may not borrow against Hemiwedge accounts receivable or inventory under our current line of credit. In such circumstances, we would need to seek additional debt or equity financing, in the form of a private placement or a public offering, a strategic alliance, or a joint venture. Such additional financing, alliances, or joint venture opportunities might not be available to us, when and if needed, on acceptable terms or at all. If we are unable to obtain additional financing in sufficient amounts or on acceptable terms under such circumstances, our operating results and prospects could be adversely affected. In addition, any debt financings or significant capital expenditures require the written consent of our lender, Stillwater National Bank.

We may continue to incur operating losses if the energy field services market deteriorates or softens. Such losses could require us to renegotiate our affirmative covenants with our lender, including the liquidity ratio and debt service ratios. Our ability to comply with these covenants in the future will depend on whether we can obtain additional capital financing or increase our cash flows from operations.

In addition to the 2005 recapitalization and fiscal 2006 equity financings, we anticipate that, due in part to increasing energy prices, demand for our energy related field service products will continue to increase in the coming fiscal year. The fiscal 2005 reorganization, debt restructuring during 2005 and 2006, equity financing during 2006, operating expense reductions, and our intent to capitalize on anticipated increase in demand are the steps that we have been taking to try to return to profitability.  However, it is possible that none of these steps will be completed and that we may never return to profitability.

We intend to retain any future earnings to retire debt, finance the expansion of our business and any necessary capital expenditures, and for general corporate purposes. All our bank debt contains restrictions as to the payment of dividends.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions such as guarantees, commitments, lease and debt agreements or other agreements that could trigger an adverse change in our credit rating, earnings, cash flows or stock price, including requirements to perform under standby agreements.

DESCRIPTION OF PROPERTY

Our subsidiary, Shumate Machine Works, leases approximately 90,000 square feet of manufacturing space in Conroe, Texas.

Approximately 25,000 square feet is used by Shumate Machine Works for its operations. On April 1, 2006, Shumate Machine Works and the lessor terminated the existing lease for these premises and entered into a new lease. The lease term ends on March 31, 2011. The base rent is $18,600 per month, representing a reduction of rent of $4,000 per month. The new lease grants to Shumate Machine Works an option to purchase the premises at the end of the lease term for an agreed-upon purchase price or current appraised price. If it exercises this option, Shumate Machine Works is entitled to a credit in an amount equal to 5% of all lease payments paid during the term.

In December 2005, Shumate Machine Works entered into a lease agreement for a manufacturing facility of approximately 60,000 square feet to be used by Hemiwedge Valve Corporation. The term of the lease is three years and the rent is approximately $14,000 per month. The lease agreement grants to Shumate Machine Works an option to purchase the premises covered under the lease for a purchase price of $1,825,000. Shumate Machine Works will be entitled to a credit against the purchase price in an amount equal to the amount necessary to amortize the purchase price at 7% over a period of 240 months. The option to purchase expires on September 1, 2009. Along with the option to purchase, the lessor granted to Shumate Machine Works a right of first refusal with respect to the premises. Shumate Machine Works has sublet a portion of the premises. The sublease agreement has a term of three months, with automatic extensions for the following 33 months, at a rate of approximately $4,000 per month.

The existing facilities are adequate for our current operations. We anticipate that additional facilities may be leased or purchased as needed and that facilities that are adequate for our needs are readily available.

MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the OTC Bulletin Board under the symbol “SHMT.OB” since October 20, 2005. Before that date, our common stock traded on the OTC Bulletin Board under the symbol “EXCB.OB” since June 10, 2002. Before that date, our common stock traded on the OTC Bulletin Board under the symbol “GRMA.OB,” and before that, it traded on the OTC Bulletin Board under the symbol “GRMG.OB.” The following table shows the high and low bid prices for our common stock for each quarter since January 1, 2004 as reported by the OTC Bulletin Board. All share prices have been adjusted to provide for the one for seven reverse split which was effected on October 19, 2005 (i.e. they have been increased seven times to compare them to current prices).

We consider our stock to be “thinly traded” and any reported sale prices may not be a true market-based valuation of our stock. Some of the bid quotations from the OTC Bulletin Board set forth below may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2005 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$0.49	$0.21
Second quarter	0.56	0.21
Third quarter	0.56	0.42
Fourth quarter	0.90	0.40

2006 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$1.30	$0.65
Second quarter	1.60	0.71
Third quarter	1.65	1.00
Fourth quarter	1.53	0.90

As of March 14, 2007, there were approximately 400 record holders of our common stock. This does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

We have not paid cash dividends since our inception and we do not contemplate paying dividends in the foreseeable future. Furthermore, the terms of our line of credit and term loan with Stillwater National Bank prohibit us from declaring or paying dividends or purchasing or redeeming any of our capital stock without the approval of Stillwater National Bank. We anticipate that earnings, if any, will be retained to retire debt and for the operation of our business.

Shares eligible for future sale could depress the price of our common stock and lower the value of your investment. Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans. The following provides information concerning compensation plans under which our equity securities are authorized for issuance as of December 31, 2006:

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)(2)	829,286	$1.09	4,457,860
Equity compensation plans not approved by security holders (3)(4)(5)(6)	60,571	$7.89	--
Total	889,857	$1.55	4,457,860

(1)
2005 Stock Incentive Plan. On April 29, 2005, our board of directors adopted, and on October 19, 2005, our stockholders approved, our 2005 Stock Incentive Plan. The purpose of the plan is to further align the interests of employees, directors and non-employee consultants with those of the stockholders by providing incentive compensation opportunities tied to the performance of the common stock and by promoting increased ownership of the common stock by such individuals. The plan is also intended to advance the interests of the company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the company’s business is largely dependent. We are permitted to grant awards of stock options, stock awards, and restricted stock awards under the plan. The maximum aggregate number of shares of common stock that may be issued and sold under all awards granted under the plan is 10,000,000 shares, and to date, we have issued 4,717,140 shares under the plan, and there are options to purchase 825,000 shares outstanding under this plan.

(2)
2001 Stock Option Plan. On April 8, 2002, we assumed the 2001 Excalibur Holdings, Inc. Stock Option Plan, which was approved by the securities holders of Excalibur Holdings prior to our assumption of the plan. We are authorized to issue options to purchase up to 285,714 shares under this plan. As of December 31, 2006, there were options to purchase 4,286 shares outstanding under this plan.

(3)
Individual Option and Warrant Grants. We have granted options and warrants on an individual basis. Of the options we have granted on an individual basis, there are currently options to purchase in the aggregate up to 48,571 shares of our common stock at a weighted average price of $9.45 per share. Of the warrants we have granted on an individual basis for compensatory services, there are currently warrants to purchase in the aggregate up to 12,000 shares of our common stock at a weighted average price of $1.50 per share.

(4)
Stock Grant Plan. Our board of directors adopted our 2003 Stock Grant Plan on June 25, 2003. The purpose of this plan was to encourage and enable our officers, employees, directors, consultants, advisors, and other key persons upon whose judgment, initiative and efforts we largely depends for the successful conduct of our business to acquire a proprietary interest in us. We were permitted to issue up to 428,157 shares of common stock under this plan, and to date, we had issued 232,063 shares. On April 20, 2006, our board of directors terminated this plan.

(5)
Employee Stock Incentive Plan. Our board of directors adopted our 2003 Employee Stock Incentive Plan on July 17, 2003. The purpose of this plan was to allow designated officers and employees of us and our subsidiaries to receive options to purchase our common stock and to receive grants of common stock subject to certain restrictions. We were permitted to issue up to 1,071,429 shares of common stock under this plan, and to date, we issued no shares or options to purchase shares under this plan. On April 20, 2006, our board of directors terminated this plan.

(6)
Non-Employee Directors and Consultants Retainer Stock Plan. Our board of directors adopted our 2003 Non-Employee Directors and Consultants Retainer Stock Plan on July 17, 2003. The purposes of this plan was to enable us to promote the interests of us and our stockholders by attracting and retaining non-employee directors and consultants capable of furthering our future success and by aligning their economic interests more closely with those of our stockholders, by paying their retainer or fees in the form of shares of our common stock. We were permitted to issue up to 357,143 shares of common stock under this plan, and to date, we issued no shares under this plan. On April 20, 2006, our board of directors terminated this plan.

EXECUTIVE COMPENSATION

 The following table sets forth the compensation paid to the Chief Executive Officer and our other executive officers for services rendered during the fiscal years ended December 31, 2006 and 2005.

Summary Compensation Table

Name and Position	Year	Salary	Bonus	Stock Awards ($)		Option Awards ($)	All Other Compensation		Total ($)
Larry C. Shumate	2006	$150,000	$70,000	—		—	$11,770	(1)	$231,770
Chairman, President and	2005	$150,000	$15,000	$10,500	(2)	—	$20,769	(3)	$196,269
Chief Executive Officer

Matthew C. Flemming	2006	$140,000	$67,500	—		—	$26,950	(4)	$234,450
Executive Vice President,	2005	$140,000	$15,000	$7,000	(5)	—	$8,077	(6)	$170,077
Chief Financial Officer, Secretary and Treasurer

Russell T. Clark	2006	$120,000	$40,000	—		—	$17,770	(7)	$177,770
Vice President and Chief Operating Officer	2005	$120,000	$15,000	$8,750	(8)	—	$16,154	(9)	$159,904

(1)	Includes $6,000 for car allowance and $5,770 as payment of cash for unused accrued vacation.

(2)
Includes a restricted stock award of 1,500,000 shares issued under our 2005 Stock Incentive Plan. The restricted stock award did not vest until the closing of our October 2005 reorganization. The value of the restricted stock award represents the compensation costs of the restricted stock award for financial reporting purposes for fiscal 2005 under the Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payments (“FAS 123R”).

(3)	Includes $11,539 as payment of cash for unused accrued vacation and $9,230 in other perquisites.

(4)	Includes $6,000 for car allowance, $4,800 for gas allowance, $4,200 for cell phone allowance, and $10,770 as payment of cash for unused accrued vacation.

(5)
Includes a restricted stock award of 1,000,000 shares issued under our 2005 Stock Incentive Plan. The restricted stock award did not vest until the closing of our October 2005 reorganization. The value of the restricted stock award represents the compensation costs of the restricted stock award for financial reporting purposes for fiscal 2005 under FAS 123R.

(6)	Includes $8,077 as payment of cash for unused accrued vacation.

(7)	Includes $6,000 for car allowance and $11,770 as payment of cash for unused accrued vacation.

(8)
Includes a restricted stock award of 1,250,000 shares issued under our 2005 Stock Incentive Plan. Includes a restricted stock award of 1,500,000 shares issued under our 2005 Stock Incentive Plan. The restricted stock award did not vest until the closing of our October 2005 reorganization. The value of the restricted stock award represents the compensation costs of the restricted stock award for financial reporting purposes for fiscal 2005 under FAS 123R.

(9)	Includes $16,154 as payment of cash for unused accrued vacation

Option Grants and Exercises

There were no option grants or exercises by any of our executive officers during the fiscal year ended December 31, 2006.

Employment Agreements

We do not have employment agreements with any of our executive officers.

Compensation of Directors

We do not have a plan pursuant to which members of our Board of Directors are compensated and members of the Board of Directors do not receive cash compensation for their services as Board members. Our directors receive reimbursement for reasonable out-of-pocket expenses in attending meetings of the Board of Directors. From time to time we may engage certain members of the Board of Directors to perform services on our behalf. In such cases, we compensate the members for their services at rates no more favorable than could be obtained from unaffiliated parties. As an inducement to join our Board of Directors we granted the following options to our directors. On March 21, 2006 we granted an option to purchase 50,000 shares of our common stock to each of Messrs. Erikson and Womack at an exercise price of $1.00 per share, the fair market value on the date of grant. Each option has a term of five years. On September 12, 2006, we granted an option to purchase 50,000 shares of our common stock to Mr. Chickering at an exercise price of $1.21 per share, the fair market value on the date of grant, with a five year term. On January 5, 2007, we granted an option to purchase 75,000 shares of our common stock to Mr. Jungers at an exercise price of $1.75 per share, the fair market value on the date of grant, with a five year term.

WHERE YOU CAN FIND FURTHER INFORMATION ABOUT US

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the shares being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The omitted information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 100 F Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance where reference is made to the copy of the document filed as an exhibit to the registration statement, each such statement is qualified in all respects by such reference. For further information with respect to our company and the securities being offered in this offering, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

EXPERTS

Malone & Bailey, PC audited our financial statements at December 31, 2006 and December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statements in reliance on the report of Malone & Bailey, PC, given on their authority as experts in accounting and auditing.

Richardson & Patel LLP, located at 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024, has given us an opinion relating to the due issuance of the common stock being registered. Mr. Jody R. Samuels, a principal of Richardson & Patel LLP, is the owner of 37,500 shares of our common stock.

TRANSFER AGENT

Our transfer agent and registrar is American Registrar and Transfer Company located at 342 East 900 South, Salt Lake City, Utah 84111.

(THIS PAGE INTENTIONALLY LEFT BLANK)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report Of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheet at December 31, 2006 (audited)	F-2

Consolidated Statements of Operations for the Years ended
December 31, 2006 and 2005 (audited)	F-3

Consolidated Statement of Changes in Stockholders’ (Deficit) for the Years Ended	F-4
December 31, 2006 and 2005 (audited)

Consolidated Statements of Cash Flow for the Years Ended
December 31, 2006 and 2005 (audited)	F-5

Notes to Annual Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Shumate Industries, Inc.
Conroe, Texas

We have audited the accompanying consolidated balance sheet of Shumate Industries, Inc. as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the each of the two years then ended. These consolidated financial statements are the responsibility of Shumate’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shumate as of December 31, 2006 and the results of its operations and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Shumate will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Shumate suffered recurring losses from operations and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

By:  /s/ Malone & Bailey, PC

MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas

March 21, 2007

SHUMATE INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
December 31, 2006

ASSETS

Current assets:
Cash and cash equivalents	$1,547,326
Accounts receivable, net of allowance for doubtful accounts of $40,000	554,134
Inventory	893,650
Prepaid expense and other current assets	198,753

Total current assets	3,193,863

Fixed assets, net of accumulated depreciation of $1,922,242	2,303,372
Patents, net of accumulated amortization of $29,038	307,331
Deposits	104,140

Total assets	$5,908,706

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$652,980
Accrued expenses	435,234
Deferred revenue	400,000
Current portion of notes payable - other	75,370
Current portion of capital lease obligation	31,924
Current portion of term note payable - Stillwater National Bank	480,565
Line of credit - Stillwater National Bank	778,916

Total current liabilities	2,854,989

Long term liabilities:
Long term portion of capital lease obligation	51,838
Term note payable - Stillwater National Bank	2,883,392

Total long term liabilities	2,935,230

Total liabilities	5,790,219

Commitments and contingencies	-

Stockholders' equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized,
no shares issued or outstanding	-
Common stock, $.001 par value, 50,000,000 shares authorized,
19,322,277 shares issued and outstanding	19,322
Additional paid-in-capital	20,015,762
Deferred compensation	(39,600)
Accumulated deficit	(19,876,997)

Total stockholders' equity	118,487

Total liabilities and stockholders' equity	$5,908,706

See accompanying summary of accounting policies and notes to consolidated financial statements.

SHUMATE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005

REVENUES	$7,719,882	$4,964,544

COST OF REVENUES:
Cost of revenues	5,665,243	4,620,368
Depreciation expense	368,127	299,290

Total cost of revenues	6,033,370	4,919,658

GROSS PROFIT	1,686,512	44,886

OPERATING EXPENSES:
Selling, general and administrative expense	3,427,349	2,473,868
Depreciation expense	82,360	27,260
Bad debt expense (recovery)	(20,000)	58,088
Research and development	750,639	503,263

Total operating expenses	4,240,348	3,062,479

LOSS FROM OPERATIONS	(2,553,836)	(3,017,593)

OTHER INCOME (EXPENSE):
Debt forgiveness income	2,000,000	4,427,157
Interest expense	(755,295)	(1,168,375)
Restructuring cost	-	(100,000)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,309,131)	141,189

DISCONTINUED OPERATIONS:
Debt forgiveness income	-	1,837,295

NET INCOME (LOSS)	$(1,309,131)	$1,978,484

Basic net income (loss) per share	$(0.09)	$0.33
Diluted net income (loss) per share	(0.09)	0.31

Basic net income (loss) per share resulting from continuing operations	$(0.09)	$0.02
Diluted net income (loss) per share resulting from continuing operations	(0.09)	0.02

Basic net income per share resulting from discontinued operations	$-	$0.31
Diluted net income per share resulting from discontinued operations	-	0.28

Weighted average shares outstanding - basic	15,367,674	5,956,531
Weighted average shares outstanding - diluted	15,367,674	6,456,531

See accompanying summary of accounting policies and notes to consolidated financial statements.

SHUMATE INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2006 and 2005

			Additional
	Common Stock		Paid-In	Deferred	Accumulated
	Shares	Par	Capital	Compensation	Deficit	Total

Balances at December 31, 2004	2,433,485	$2,433	$8,554,852	$-	$(20,546,350)	$(11,989,065)

Common stock issued for services	4,956,932	4,957	470,042			474,999
Common stock issued for debt	4,059,310	4,059	2,754,515			2,758,574
Common stock issued for cash	666,667	667	499,333			500,000

Net income					1,978,484	1,978,484

Balances at December 31, 2005	12,116,394	12,116	12,278,742	-	(18,567,866)	(6,277,008)

Common stock issued for services	85,000	85	99,415	(39,600)		59,900
Common stock issued for cash,
net of offering costs	7,120,883	7,121	5,052,891			5,060,012
Option and warrant expense			337,075			337,075
Related party debt forgiveness			2,247,639			2,247,639

Net loss					(1,309,131)	(1,309,131)

Balances at December 31, 2006	19,322,277	$19,322	$20,015,762	$(39,600)	$(19,876,997)	$118,487

See accompanying summary of accounting policies and notes to consolidated financial statements.

SHUMATE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,309,131)	$1,978,484
Adjustments to reconcile net income (loss) to net
cash used in operating activities:
Debt forgiveness income - continuing operations	(2,000,000)	(4,427,157)
Debt forgiveness income - discontinued operations	-	(1,837,295)
Depreciation expense	450,487	326,550
Bad debt expense (recovery)	(20,000)	58,088
Non-cash issuances of stock as compensation	59,900	474,999
Non-cash issuance of stock options and warrants	337,075	-
Changes in:
Accounts receivable	425,782	(350,938)
Inventory	(611,550)	(103,569)
Other assets	(107,111)	(54,936)
Accounts payable	189,839	(813,341)
Accrued expenses	299,077	(199,729)
Deferred revenue	400,000	-
Pre-petition liabilities of bankrupt subsidiary	-	1,837,295

Net cash used in operating activities	(1,885,632)	(3,111,549)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(916,735)	(393,680)
Proceeds from sale of fixed assets	75,000	-
Purchase of patents	(53,352)	(183,017)

Net cash used in investing activities	(895,087)	(576,697)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change of bank credit line	(58,699)	-
Proceeds from bank term loan	-	3,276,905
Payments on notes payable	(887,486)	(52,263)
Proceeds from sales of common stock, net of offering cost	5,060,012	500,000

Net cash provided by financing activities	4,113,827	3,724,642

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,333,108	36,396
CASH AND CASH EQUIVALENTS, beginning of period	214,218	177,822

CASH AND CASH EQUIVALENTS, end of period	$1,547,326	$214,218

Supplemental disclosures:
Cash paid for income taxes	$-	$-
Cash paid for interest	500,302	139,769

Non-cash investing and financing transactions:
Stock issued for accounts payable and debt	$-	$2,758,574
Purchase of patents with note payable	-	100,000
Related party debt forgiveness income	2,247,639	-

See accompanying summary of accounting policies and notes to consolidated financial statements.

SHUMATE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Description of Business. Shumate Industries, Inc. (“Shumate”) is a Texas based energy field services company. Shumate is a holding company that, through its subsidiaries, operates in two principal businesses: Shumate Machine Works, Inc. (“Shumate Machine”), a contract machining and manufacturing company, and Hemiwedge Valve Corporation (“Hemiwedge”), a company formed to launch a proprietary valve product line. Shumate seeks to leverage its existing infrastructure, expertise, and customer channels to grow its business and introduce new technologies to the energy markets.

Basis of Presentation. The consolidated financial statements include the accounts of Shumate and its wholly-owned subsidiaries, Shumate Machine and Hemiwedge. Significant inter-company accounts and transactions have been eliminated.

Reclassifications. Certain amounts in the consolidated financial statements of the prior year have been reclassified to conform to the presentation of the current year for comparative purposes.

Use of Estimates in Financial Statement Preparation. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Revenues of Shumate Machine are derived primarily from machining of oil field drilling parts, components and tools. All revenue is recognized when persuasive evidence of an arrangement exists, the service or sale is complete, the price is fixed or determinable and collectibility is reasonably assured. This typically occurs when the order is shipped. Shipping terms are FOB shipping and title passes to the customer at the time the product is shipped. Customers have the right to inspection and acceptance for generally up to five days after taking delivery. Returns are not accepted due to the custom specifications of each product, but rework on items is necessary if the product was not within the original order specifications. Customer requests for rework and customer rejection of shipments has been historically low.

Revenues of Hemiwedge are derived from an agreement to perform contractual research and development services. The revenue is recognized as the services are performed and related costs are incurred and recorded.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

Allowance for Doubtful Accounts. Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts. The allowance was $40,000 and $60,000 as of December 31, 2006 and December 31, 2005, respectively.

Inventory. Inventory is stated at the lower of cost (first-in, first-out for raw materials and specific job cost for work-in-process and finished goods) or market. Slow-moving inventories are periodically reviewed for impairment in value. Work-in-process and finished goods include labor, materials and production overhead.

Property and Equipment. Property and equipment is valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are three to twelve years.

Patents. Patents are initially measured based on their fair values. Patents are being amortized on a straight-line basis over a period of 8 to 10 years and are stated net of accumulated amortization at $307,331 and $283,017 at December 31, 2006 and 2005, respectively. Amortization expense of $29,038 was charged to operations during 2006. Because the patents were acquired in late 2005, no amortization expense was charged to operations during 2005.

Impairment of Long-Lived Assets. Shumate reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. Shumate assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Income Taxes. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Stock-Based Compensation. Effective January 1, 2006, Shumate began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 1, 2006, Shumate had accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. Shumate adopted the modified prospective transition method provided for under SFAS No. 123R, and, consequently, have not retroactively adjusted results from prior periods.

There were 805,000 options issued to employees and non-employee directors during the year ending December 31, 2006, and there were no options issued to employees or non-employee directors during the year ended December 31, 2005. See Note 13 for details.

Basic and Diluted Net Income per Share. The basic net income per common share is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing the net income adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. Diluted earnings per common share for the years of 2006 and 2005 were determined on the assumption that the convertible note payable was converted upon issuance on October 19, 2005.

	2006	2005

Net income (loss)	$(1,309,131)	$1,978,484
Add: adjustment for interest on convertible
note payable	-	47,500

Net income (loss), including assumed conversions	$(1,309,131)	$2,025,984

Weighted average number of shares outstanding	15,367,674	5,956,531
Add: shares assumed to be issued under the
convertible note payable	-	500,000

Weighted average number of shares adjusted
for dilutive shares	15,367,674	6,456,531

Stock Split. All references to common stock and per share data have been retroactively restated to account for the 1 for 7 reverse stock split that occurred on October 19, 2005 as if the split occurred on the first day of the first period presented.

Research and Development. All costs for research and development activities are expensed as incurred.

Recently Issued Accounting Pronouncements. In September 2006, the FASB issued FASB Statement No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and is effective for fiscal years beginning after November 15, 2007.

Shumate does not expect the adoption of this or any other recently issued accounting pronouncements to have a significant impact on their consolidated financial position, results of operations, or cash flows.

NOTE 2 - GOING CONCERN

As shown in the accompanying consolidated financial statements, Shumate incurred recurring losses from operations of $2,553,836 and $3,017,593 in 2006 and 2005, respectively, and has an accumulated deficit of $19,876,997. These conditions raise substantial doubt as to Shumate’s ability to continue as a going concern. To address these concerns, Shumate has raised net proceeds of approximately $1,810,000 and $3,350,000 through private offerings in 2006. In addition, management is trying to continue to increase Shumate’s revenues and improve its results of operations to a level of profitability. As of the date of this report, Shumate believes that it will not be able to fund its operations, working capital requirements, and debt service requirements through fiscal year 2007 through existing working capital of $338,874 and cash flows generated by operations. Management may also seek to raise additional capital in the future if Shumate’s results of operations do not continue to improve or if the need otherwise arises. The financial statements do not include any adjustments that might be necessary if Shumate is unable to continue as a going concern.

NOTE 3 - REORGANIZATION

On October 19, 2005, Shumate completed a restructuring of our company, resulting in a significant reduction of our outstanding debt and providing Shumate with a strengthened balance sheet and reduced debt-servicing requirement. The restructuring was effected through an out-of-court restructuring, or “recapitalization plan,” which consisted of, among other things, a restructuring of debt owed to Stillwater National Bank, or Stillwater, the issuance of stock in exchange for the cancellation and conversion of debt, the issuance of restricted stock awards, the change of our name to “Shumate Industries, Inc.”, and a 1-for-7 reverse stock split. A detailed description of the restructuring plan is set forth in the Description of Business in our Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission for the year ended December 31, 2005.

NOTE 4 - SEGMENT INFORMATION

Shumate’s reportable segments consist of its contract machining and manufacturing entity, Shumate Machine Works, and its valve product technology entity, Hemiwedge Valve Corporation, which did not commence operations until the fourth quarter of 2005.

Segment financial information is summarized as follows:

	Shumate Machine	Hemiwedge	Corporate
Year ended December 31, 2006	Works	Valve Corp.	Allocation	Total
Revenues	$7,403,802	$316,080	$-	$7,719,882
Cost of revenues	5,445,301	219,942	-	5,665,243
Gross profit	1,597,217	89,295	-	1,686,512
Interest expense	501,271	4,681	249,343	755,295
Depreciation and amortization	369,557	80,930	-	450,487
Debt forgiveness income	2,000,000	-	-	2,000,000
Net income (loss)	2,052,936	(1,984,776)	(1,377,291)	(1,309,131)
Total assets	3,181,994	1,873,883	852,829	5,908,706
Expenditures for long-lived assets	284,173	685,914	-	970,087

	Shumate Machine	Hemiwedge	Corporate
Year ended December 31, 2005	Works	Valve Corp.	Allocation	Total
Revenues	$4,964,544	$-	$-	$4,964,544
Cost of revenues	4,620,368	-	-	4,620,368
Gross profit	44,886	-	-	44,886
Interest expense	657,324	-	511,051	1,168,375
Depreciation and amortization	326,106	444	-	326,550
Debt forgiveness income	-	-	4,427,157	4,427,157
Net loss	(1,937,622)	-	3,916,106	1,978,484
Total assets	3,388,867	276,730	-	3,665,597
Expenditures for long-lived assets	365,705	210,992	-	576,697

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006 and 2005:

Description	Life	2006	2005

Shop equipment	5-12 years	$3,786,624	$3,206,467
Other equipment and furniture	3 years	224,823	79,773
Leasehold improvements	5 years	214,167	22,641

		4,225,614	3,308,881
Less: accumulated depreciation		(1,922,242)	(1,455,868)

Property and equipment, net		$2,303,372	$1,853,013

Depreciation expense in continuing operations totaled $450,487 and $326,550 in 2006 and 2005, respectively.

NOTE 6 - INTELLECTUAL PROPERTY

On December 5, 2005, Shumate acquired for $238,500 the intellectual property rights to the Hemiwedge® line of products, including the Hemiwedge® valve, from Soderberg Research and Development, Inc. and certain of its affiliates. Shumate contributed these intellectual property rights to Hemiwedge as a capital contribution. The intellectual property rights acquired consist of all patents, trademarks, and the internet website relating to the Hemiwedge® product line. The aggregate consideration paid for the intellectual property rights consisted of $138,500 in cash and a two-year six percent promissory note in the principal amount of $100,000, payable in 24 equal installments of principal and interest. In addition, Shumate agreed to deposit (a) $72,000 into an escrow account to be paid in the form of a monthly advance in the amount of $3,000 for each month of the 24 month period beginning in January 2006 and (b) three percent of the net sales proceeds collected from customers from (i) gross revenue from sales of products to which the acquired intellectual property relates, less (ii) sales and/or use taxes, import and/or export duties, outbound transportation costs, and amounts allowed or credited due to returns, which payments shall begin two years after December 2005 and continue until March 29, 2013. The $72,000 in monthly advances shall be credited against the three percent of the net sales proceeds. Amortization expense in continuing operations totaled $29,038 and $0 in 2006 and 2005, respectively.

At December 31, 2006, Shumate also has patent costs of $97,869 unrelated to the intellectual property rights described above.

NOTE 7 - NOTES PAYABLE - STILLWATER NATIONAL BANK

	2006	2005
$1,000,000 line of credit with Stillwater National Bank secured by a first priority security interest in all of Shumate’s existing and future assets. The line of credit bears interest at a rate equal to the prime rate plus two percent. The advances available under the line of credit are limited to a borrowing base of the sum of (a) 80% of eligible accounts receivable, and (b) 50% of eligible inventory. This line of credit is secured by a first priority security interest in all of Shumate’s existing and future assets.	$778,916	$837,615

$3,633,053 term note dated March 31, 2006 with Stillwater National Bank. The note is an amendment and restatement of a promissory note in the original amount of $5,633,053 delivered to Stillwater in connection with the October 19, 2005 reorganization, and reflects $2,000,000 of debt forgiveness by Stillwater. The note requires one interest only payment on March 31, 2006, and thereafter requires Shumate to make 24 equal monthly payments in an amount sufficient to fully amortize principal and interest on the note over 84 months. The note is due and payable on April 19, 2008, at which time Shumate will be required to make a balloon payment of the entire outstanding principal balance and all accrued interest. The note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of Shumate’s existing and future assets.
	3,363,957	5,633,053

$2,500,000 convertible note dated October 19, 2005 with Stillwater National Bank. On April 13, 2006, Stillwater National Bank offered to accept $500,000 in full payment of the note including accrued interest. Stillwater’s agreement to accept this reduced amount was subject to the following conditions: (i) the $500,000 payment must come from new equity funds and cannot be borrowed or in any way become our obligation or an obligation of our related concerns, (ii) Stillwater will not assign the rights in the note to another party and the terms of the new equity investment must contain no terms which allow the investor(s) of the new equity funds to gain any special benefit resulting from the spread between the $500,000 and the face amount of the note, (iii) the new equity funds must be raised upon terms to the investors no better than those recently approved by Stillwater for dilution of its equity interest, (iv) a breach of (i)-(iii) above will constitute a breach of the reorganization agreement dated October 19, 2005 between us, Stillwater, and other parties, and (iv) payment of the full $500,000 must be made on or before September 1, 2006. On August 9, 2006, the letter agreement was amended to increase the payment by $25,000 to $525,000 if payment is made between September 2, 2006 and December 1, 2006 and by $50,000 to $550,000 if payment is made between December 2, 2006 and March 1, 2007. All other conditions as set forth above remained the same. On December 1, 2006, Shumate delivered $525,000 to Stillwater National Bank as full payment of the $2.5 million debenture. In connection with this payment, Stillwater National Bank agreed to the cancellation of the entire remaining outstanding principal and approximately $272,639 of accrued interest due and owing under the terms of the debenture at December 1, 2006. Debt forgiveness in the amount of $2,247,639 was charged to additional paid in capital during the forth quarter.
	-	2,500,000

Total	$4,142,873	$8,970,668

NOTE 8 - ACCRUED EXPENSES

Accrued expenses as of December 31, 2006 and 2005 included the following:

	2006	2005

Accrued interest on notes payable	$-	$45,252
Payroll taxes and estimated penalties	190,349	244,616
Accrued vacation	75,048	15,770
Accrued salaries and commissions	44,726	-
Rebates	60,105	42,013
Other	65,006	61,145

Total	$435,234	$408,796

NOTE 9 - NOTES PAYABLE AND CAPITAL LEASE

In June 2006, Shumate entered into a financing agreement with an independent third party to sell and leaseback certain machinery and equipment, which is accounted for as a capital lease. This lease agreement contains a residual value guarantee at the end of the lease term. The cost of equipment under the capital lease is included in the balance sheet as fixed assets of approximately $100,000 at December 31, 2006. Amortization of assets under capital leases will be included in depreciation expense. Remaining payments under the capital lease equal $83,762 at December 31, 2006.

Future minimum lease payments under the capital lease are as follows:

Year Ending
December 31, 2007	$31,924
December 31, 2008	51,838
83,762
Less amount representing interest	(36,038)
Net value of minimum lease payments	$47,724

On December 5, 2005, Hemiwedge executed a promissory note to Soderberg Research and Development, Inc. and certain of its affiliates in the amount of $100,000 in connection with the purchase of intellectual property (See Note 6). The note bears interest at the rate of six percent and is payable in twenty-four equal installments of principal and interest beginning January 1, 2006 and ending December 1, 2007. The balance as of December 31, 2006 was $51,496.

Four unsecured notes payable to third parties totaling $315,000 and related accrued interest in the amount of $60,625 were converted to 370,392 shares of common stock on October 19, 2005. Shumate recognized a total of $202,207 debt forgiveness income in these transactions.

NOTE 10 - INCOME TAXES

Shumate uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. Shumate has incurred significant net losses in past years and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $18,000,000 at December 31, 2006, and will expire in the years 2022 through 2026.

At December 31, 2006, deferred tax assets consisted of the following:

Deferred tax asset	$6,120,000
Valuation allowance	(6,120,000)

Net deferred tax asset	$-

Internal Revenue Section 382 restricts the ability to use these carryforwards whenever an ownership change as defined occurs. Shumate incurred such an ownership change both 2006 and 2005. As the result of the ownership change, Shumate’s use of net operating losses through the date of change is restricted. Losses subsequent to the date of change are not restricted.

NOTE 11 - COMMON STOCK

On April 29, 2005, Shumate adopted its 2005 Stock Incentive Plan (the “Plan”). Shumate is permitted to issue up to 33,000,000 shares of common stock under the Plan in the form of stock options, restricted stock awards, and stock awards to employees, non-employee directors, and outside consultants.

On May 11, 2005, Shumate granted restricted stock awards for 4,285,500 post-split shares of common stock under the Plan, including restricted stock awards of 3,950,000 post-split shares to its officers and directors. These shares were recorded at their par value at $30,000 based on the appraisal performed by an independent third party consultant. Under the terms of the restricted stock awards, the shares would not vest until Shumate closed a plan of reorganization between Shumate, its subsidiaries, certain affiliated parties, and Stillwater, with respect to the restructuring of various notes issued to Stillwater. This restructuring was completed on October 19, 2005.

In October 2005, Shumate issued 370,392 shares of common stock to several third parties for release of $315,000 in unsecured notes payable and related accrued interest of $60,625.

In October 2005, Shumate issued 1,320,918 shares of common stock to several related parties for release of $1,095,799 in unsecured notes payable and related accrued interest of $225,120.

In October 2005, Shumate issued 2,368,000 shares of common stock to Stillwater in exchange for release of $2,368,000 of outstanding indebtedness to Stillwater.

In October 2005, in conjunction with the debt restructuring, Shumate issued 250,000 shares of common stock to its Chief Financial Officer for cash totaling $250,000.

In December 2005, Shumate issued 416,667 shares of common stock for cash totaling $250,000.

During the fourth quarter of 2005, Shumate issued 671,432 shares of common stock to consultants for their services. These shares were recorded at their value of $444,999.

On February 22, 2006, Shumate sold 3,333,333 shares of its common stock to several investors in a private offering for $0.60 per share. The placement agent received $160,000 in commissions and 250,000 warrants to purchase shares of common stock at an exercise price of $0.63 per share. The net proceeds of this offering to Shumate after the payment of commissions, fees, and other expenses totaling $115,817 of the offering were approximately $1,725,000.

Shumate evaluated the freestanding warrants to determine if they were within the scope of SFAS 133 and EITF 00-19. Part of this evaluation considered the ‘Liquidated Damages’ provision in the ‘Registration Rights Agreement’ that covers both the warrants and the common stock. Shumate concluded the freestanding warrants should not be classified as a liability and therefore are not subject to SFAS 133.

Subject to certain conditions, Shumate has granted these February investors a right of first refusal, for a period of one year from June 30, 2006 to participate in any subsequent financing that Shumate conducts.

In May and August 2006, Shumate issued 5,000 shares of its common stock to a consultant for marketing services, 5,000 shares to an employee and another 5,000 shares to an officer of a subsidiary. These shares were valued at their combined fair value of $15,500, and stock-based compensation expense was recorded as a result of this grant.

On August 8, 2006, Shumate issued 70,000 shares of its common stock to a consultant for investor relations services. These shares were valued at their fair value of $84,000. Under the terms of the consulting agreement, 4,000 shares are guaranteed while 66,000 shares are earned pro-rata over a twelve-month period commencing July 2006. Accordingly, $44,400 was recorded as consulting expense for the year ended December 31, 2006 and $39,600 is recorded as deferred compensation expense to be amortized monthly through June 2007.

Between October 30, 2006 and December 14, 2006, Shumate sold 3,787,550 shares of its common stock to several investors in a private offering for $1.00 per share. Shumate is also obligated to issue the investors 1,893,775 Class A Warrants, each exercisable at $1.25 per share. The placement agent received a 7% cash commission, a 3% non-accountable expense allowance, a 1% management fee, and 378,755 warrants to purchase shares of common stock at an exercise price of $1.25 per share. Shumate also paid legal fees of an aggregate $22,500 to counsel for the placement agent. The net proceeds of this offering to Shumate after the payment of commissions, fees and other expenses of the offering totaling $612,511 were approximately $3,350,000.

Shumate evaluated the freestanding warrants to determine if they were within the scope of SFAS 133 and EITF 00-19. Part of this evaluation considered the ‘Liquidated Damages’ provision in the ‘Registration Rights Agreement’ that covers both the warrants and the common stock. Shumate concluded the freestanding warrants should not be classified as a liability and therefore are not subject to SFAS 133.

Subject to certain conditions, Shumate has granted these investors a right of first refusal, for a period of one year from the final closing of the offering filed in connection with this transaction, to participate in any subsequent financing that Shumate conducts, subject to rights granted to previous investors.

In the event that during the period commencing on December 14, 2006 and ending on the earlier to occur of: (i) March 14, 2008; or (ii) the Company and At Balance Americas, a Shell Technology Ventures company, entering into a definitive distribution agreement for the Company’s Hemiwedge® DIV product, the Company sells any shares of its Common Stock or securities convertible into Common Stock or exercisable for shares of Common Stock at less than $1.00 per share, the Company shall be obligated to adjust, on a full-ratchet basis, the number of shares of Common Stock issued to Investors in this Offering as if the shares of Common Stock purchased in this Offering were purchased at such lower price.

In the event that, during the period commencing on December 14, 2006 and ending on the earlier to occur of: (i) March 14, 2008; or (ii) the Company and At Balance Americas, a Shell Technology Ventures company entering into a definitive distribution agreement for the Company’s Hemiwedge® DIV product, the Company sells any shares of its Common Stock or securities convertible into Common Stock or exercisable for shares of Common Stock at less than the exercise price of the Class A Warrants, the Company shall be obligated to adjust, on a full-ratchet basis, the exercise prices thereof, as applicable.

The Class A Warrants are subject to redemption by the Company upon 20 days prior written notice provided: (i) the Common Stock has traded at or above $2.50 per share during the 15 consecutive trading days prior to a written notice of redemption by the Company; (ii) there is an effective registration statement covering the resale of the shares of Common Stock underlying the Warrants at the time of redemption; and (iii) the Common Stock has traded an average of 100,000 shares per day. The redemption price shall be $0.01 per Warrant. All holders of Warrants will have the opportunity to exercise any such Warrant prior to the date of redemption.

NOTE 12 - DISCONTINUED OPERATIONS / DEBT FORGIVENESS INCOME

On March 9, 2005, Excalibur Holdings, Inc., a wholly-owned subsidiary of Shumate and the parent corporation of Shumate Machine, filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. As a result of this bankruptcy filing, 100% of the capital stock of Shumate Machine became the sole asset of the bankruptcy estate. The capital stock of Shumate Machine was pledged to secure the obligations of Excalibur Holdings to its senior lender, Stillwater. On October 19, 2005, Stillwater transferred the capital stock of Shumate Machine to Shumate as part of the reorganization of Shumate. In November 2005, the court discharged Excalibur Holdings of all of its debts and liabilities. Shumate recorded $1,837,295 in 2005 for debt forgiveness income resulting from the discharge of the debts and liabilities of Excalibur Holdings in the bankruptcy proceedings.

As a result of the reorganization of Shumate discussed in Note 3, Shumate recognized $4,222,743 in debt forgiveness income from Stillwater transactions and $204,414 in debt forgiveness income related to third party notes payable in 2005.

Under the terms of an amended and restated promissory note payable, Shumate recognized $2,000,000 in debt forgiveness income from Stillwater in 2006. See Note 7 for details.

NOTE 13 - STOCK OPTIONS AND WARRANTS

Shumate currently has two stock option plans: (a) the 2001 Stock Option Plan reserved 285,714 common shares, and 300,571 stock options have been granted through December 31, 2006 (“date”) of which 296,285 options have expired unexercised, and (b) the 2005 Stock Incentive Plan reserved 10,000,000 shares, of which 4,717,140 shares have been issued to date and 805,000 options have been granted through December 31, 2006. In addition, there are 48,571 non-plan options outstanding as of December 31, 2006.

During the year ended December 31, 2006, Shumate granted 805,000 options at exercise prices ranging from $0.65 to $1.35 per share for services rendered and valued at the options’ fair value totaling $772,734. Of this amount, $322,793 was recorded as compensation expense and $449,941 was deferred to recognize over the future periods in which the options vest and the services are being performed.

During the year ended December 31, 2006, Shumate granted 12,000 warrants to consultants at the exercise price at $1.50 per share for services. These warrants have a life of seven years and vest immediately. Shumate valued and recorded these warrants at their fair value of $14,282 during the year.

During the year ended December 31, 2006, Shumate granted 250,000 warrants at the exercise prices of $0.63 per share to brokers for financing costs and services and granted 2,272,530 warrants at the exercise prices of $1.25 per share to investors associated with the private offering. These warrants vest immediately and have a life of five years. These warrants have a relative fair value of $1,984,361.

Variables used in the Black-Scholes option-pricing model include (1) 4.19% - 4.99% risk-free interest rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility ranged from 195% to 206%, and (4) zero expected dividends.

During 2006, 87,857 warrants were expired unexercised.

During 2005, no options or warrants were granted.

Summary information regarding options and warrants is as follows:

	Options	Weighted average Share Price	Warrants	Weighted average Share Price
Outstanding at
December 31, 2004	54,214	$8.89	201,712	$7.94

Year ended December 31, 2005:
Forfeited	(357)	4.20	-	-
Outstanding at
December 31, 2005	53,857	8.95	201,712	7.94

Year ended December 31, 2006:
Granted	805,000	1.06	2,534,530	1.19
Forfeited	(1,000)	4.20	(87,857)	6.99
Outstanding at
December 31, 2006	857,857	$1.55	2,648,385	$1.51

Options outstanding and exercisable as of December 31, 2006:

	— Outstanding —
Exercise Price	Number of Shares	Remaining life	Exercisable Number of Shares
$4.20	4,286	1 year	3,524
7.00	14,286	0.3 years	14,286
10.50	34,285	0.5 years	34,285
0.65	150,000	4 years	150,000
0.75	100,000	4 years	—
1.00	100,000	4 years	100,000
1.35	150,000	4 years	—
1.33	75,000	4 years	—
1.20	170,000	4 years	—
1.21	50,000	4 years	50,000
1.15	10,000	4 years	—
		857,857	352,095

Warrants outstanding and exercisable as of December 31, 2006:

	—Outstanding —		Exercisable
	Number	Remaining	Number
Exercise Price	of Shares	life	of Shares
$ 6.30 - $7.00	45,848	0.3 years	45,848
$8.40 - $10.50	68,007	0.3 years	68,007
$0.63	250,000	4 years	250,000
$1.25	2,272,530	4 years	2,272,530
$1.50	12,000	4 years	12,000
	2,648,385		2,648,385

NOTE 14 - MAJOR CUSTOMERS

Two customers accounted for 77% of total revenues in 2006 and 71% of total revenues in 2005.

NOTE 15 - COMMITMENTS

Shumate’s executive offices are in Conroe, Texas. On April 1, 2006, Shumate and the lessor terminated an existing lease scheduled to expire on June 30, 2009 and entered into a new lease with an expiration date of March 31, 2011. The base rent is payable at $18,600 per month. The new lease grants to Shumate an option to purchase the premises at the end of the lease term for an agreed-upon purchase price or current appraised value. If it exercises this option, Shumate is entitled to a credit in an amount equal to 5% of all lease payments paid during the term. Future minimum lease payments under the lease as of December 31, 2006 are $223,200 annually in 2007 through 2010 and $55,800 in 2011. Effective February 1, 2007, the lease was amended. See note 16 for details.

In December 2005, Shumate entered into an operating lease with a third party landlord. This lease expires November 30, 2008 and is payable at $14,149 per month. The lease grants to Shumate an option to purchase the premises for a purchase price of $1,825,000, against which Shumate shall be entitled to a credit against the purchase price in an amount equal to the amount necessary to amortize the purchase price at seven percent over a period of 240 months. The landlord also granted to Shumate a right of first refusal with respect to the premises. In addition, Shumate entered into a sublease agreement to sublease of a portion of the premises. The sublease is a three-month sublease, with automatic extensions for the following 33 months, at a rate of approximately $4,000 per month. Future net minimum lease payments under the lease as of December 31, 2006 are $169,788 in 2007 and $155,639 in 2008. Future net minimum lease receivables under the sublease as of December 31, 2006 are $48,000 in 2007 and $44,000 in 2008.

Rent expense was $249,031 and $271,680 in 2006 and 2005, respectively.

NOTE 16 - SUBSEQUENT EVENTS

On February 8, 2007 and effective January 19, 2007, Shumate renewed its $1,000,000 secured revolving line of credit facility with Stillwater. The amount Shumate can borrow under this line of credit subjects to qualifying accounts receivable and inventory. The advances available under the line of credit are limited to a borrowing base of the sum of (a) 85% of eligible accounts receivable, and (b) 50% of eligible inventory. This line of credit bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets. The line of credit expires on April 19, 2008.

Effective February 1, 2007, the lease for Shumate’s executive offices was amended. 5,000 square feet was added to the lease, and the base rent increased to $22,100 per month. Future minimum lease payments under the lease increased to $261,700 annually in 2007, $265,200 annually in 2008 through 2010, and $66,300 in 2011.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus, and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by Shumate Industries, Inc., or the selling shareholders. This prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Shumate Industries, Inc., or its subsidiaries since the date hereof.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	7
Cautionary Statement Regarding Forward Looking Statements	15
Use of Proceeds	16
Selling Security Holders	16
Plan of Distribution	20
Legal Proceedings	22
Directors, Executive Officers, Promoters and Control Persons	22
Security Ownership of Certain Beneficial Owners and Management	25
Description of Securities	27
Interest of Named Experts and Counsel	29
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	29
Certain Relationships and Transactions and Corporate Governance	30
Description of Business	32
Management’s Discussion and Analysis or Plan of Operation	44
Description of Property	55
Market for Common Equity and Related Stockholder Matters	55
Executive Compensation	57
Where You Can Find Further Information	59
Experts	59
Transfer Agent	59

6,060,080 Shares

SHUMATE INDUSTRIES, INC.

Common Stock

PROSPECTUS